

CANON ANNUAL REPORT 2001

Fiscal Year Ended December 31, 2001

Canon

Corporate Profile

The Canon Group's 93,620 employees* develop, manufacture and market cameras, business machines and optical products around the globe.

Despite a harsh operating environment in 2001, Canon reported record consolidated sales and income thanks to strong demand for major products and the success of management reforms. Phase II of the Excellent Global Corporation Plan, which commenced in 2001, aims to continue those reforms while expanding our businesses and boosting profitability.

Canon's corporate philosophy is *kyosei*, or living and working together for the common good. To become a truly excellent global corporate group, we are not only pursuing challenging business goals, we are also fulfilling *kyosei* through our far-reaching community and environmental initiatives around the world.

* As of December 31, 2001

CONTENTS

Financial Highlights

	Millions of yen (except per share amounts)		Thousands of U.S. dollars (except per share amounts)
	2001	2000	2001
Net sales	¥2,907,573	2,696,420	$22,027,068
Income before cumulative effect of change in accounting principle	163,869	134,088	1,241,432
Net income	167,561	134,088	1,269,402
Earnings per share:			
Income before cumulative effect of change in accounting principle:			
Basic	187.07	153.66	1.42
Diluted	184.55	151.51	1.40
Net income:			
Basic	191.29	153.66	1.45
Diluted	188.70	151.51	1.43
Total assets	2,844,756	2,832,125	21,551,182
Stockholders' equity	1,458,476	1,298,914	11,049,061

Notes:

1. U.S. dollar amounts in this Annual Report, solely for the convenience of the reader, are translated from yen at the rate of ¥132 = US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2001.
2. Canon adopted new accounting standards for sales incentives, and applied retroactively to the consolidated financial statements for the prior years.

Consolidated net sales
(Millions of yen)


3,000,000
2,669,534
2,736,084
2,530,896
2,696,420
2,907,573
0
97 98 99 00 01

Consolidated net income
(Millions of yen)


170,000
118,813
109,569
70,234
134,088
167,561
0
97 98 99 00 01

Net income per share
(Yen)


200
Basic
Diluted
137.73
134.60
126.10
123.93
80.66
79.50
153.66
151.51
191.29
188.70
0
97 98 99 00 01

Stockholders' equity
(Millions of yen)


1,500,000
1,109511
1,155,520
1,202,003
1,298,914
1,458,476
0
97 98 99 00 01

To Our Shareholders

A difficult operating environment prevailed around the globe in 2001, as economies suffered from the bursting of the IT bubble and the effects of the tragedy of September 11. The U.S. economy slowed rapidly in the second half, while Europe's stagnated further. In Asia, with the exception of the People's Republic of China, the climate was sluggish. The Japanese economy remained stagnant, reflecting flat consumer spending, decreased exports and lower IT-related capital spending.

In Canon's markets, demand was favorable for digital copying machines and printers, and digital camera demand continued to expand rapidly. However, demand in the semiconductor production equipment market contracted further. The average value of the yen in 2001 was ¥121.60 to the U.S. dollar, and ¥108.80 to the euro; a depreciation of 11% and 9%, respectively.

Canon recorded its second consecutive year of record consolidated net sales and net income, thanks to the popularity of new products and improved profitability. Consolidated net sales were ¥2,907.6 billion (US$22,027 million), an increase of 7.8%. Our gross profit ratio improved 2.5 percentage points, to 44.0%, reflecting the positive effects of cost reductions and the lower value of the yen. Operating profit totaled ¥281.8 billion (US$2,135 million), a substantial increase of 20.4%, and net income grew by 25.0%, to ¥167.6 billion (US$1,269 million). Basic net income per share was ¥191.29 (US$1.45), a ¥37.63 (US$0.29) increase.

The Board of Directors has proposed a year-end dividend of ¥14.50 (US$0.11). Combined with the interim dividend of ¥10.50 (US$0.08), the revised year-end dividend would bring Canon's annual dividend to ¥25.00 (US$0.19), a ¥4.00 (US$0.03) increase over last year.

Results by Product Group

In the business machine segment, sales totaled ¥2,223.5 billion (US$16,845 million), an increase of 5.4% from the previous year, and operating profit increased 8.3%, to ¥334.9 billion (US$ 2,537 million). Sales of copying machines rose 15.4%, as demand for both our digital monochrome and color models expanded. Computer peripherals sales advanced a slight 0.2%, as demand decreased in the United States and Europe. Sales of business systems, including facsimile machines, micrographics systems and calculators, decreased 2.7%, owing mainly to severe price competition in the facsimile market.

The camera segment experienced 19.8% growth, to ¥381.4 billion (US$2,889 million), and operating profit expanded 11.6%, to ¥36.1 billion (US$274 million). Sales of conventional film cameras slipped with the increasing popularity of digital models and price competition, but sales of digital cameras nearly doubled with the launch of eight new products. New digital models also contributed to another year of substantial growth in sales of video camcorders.

Although orders for semiconductor production equipment continued their cyclical decline, sales of optical and other products grew a substantial 13.0%, to ¥302.7 billion (US$2,293 million), supported by active demand through the end of 2000. Operating profit reached ¥23.9 billion (US$181 million), an increase of 124.0%.

Mid- to Long-Term Strategies

Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No.1 position worldwide in all core business areas, to build on its R&D capabilities, to continually create new businesses and to further strengthen its financial position.

The camera market has rapidly been shifting to digital, a change that Canon viewed as a business opportunity. We are uniquely positioned as one of the few companies to possess both photo and printing technology. We are thus focusing on securing the No.1 spot in the digital photo market by leveraging Canon's brand value with our unique technologies and product-development expertise.

Among our core businesses, we are already No.1 worldwide in copying machines and laser beam printers. By setting market trends with colorization, high-speed performance and networking capabilities, we aim to become even more competitive. In the Bubble Jet printer segment, we are boosting our presence in both the digital photo and the office markets. Through accelerated product development and the in-house production of key components and devices, we also aim to become No.1 in the stepper industry.

Canon continues to enhance its R&D capabilities. In addition to promoting greater development efficiency through targeted investments, we are strengthening the common base technologies that support product development, expanding overseas R&D activities and creating a global R&D structure.

Overcoming Challenges



One of the challenges facing Canon is the creation of a structure that is resilient to exchange-rate fluctuations. The Company has recently been expanding production overseas, not only to reduce costs, but also to limit the impact of these fluctuations. Environmental impact is another important challenge for Canon. We continue to make every attempt to limit it in all our operations, from eco-conscious product development and green procurement to the collection of products for recycling and reuse.

Canon's employees around the world share common goals, which strengthens our operations. United in this way, we are able to surmount challenges in our pursuit to become a truly excellent global corporate group. The continued support and cooperation of all Canon stakeholders and customers is deeply appreciated.

Fujio Mitarai
President and CEO
Canon Inc.

Building on Its Strengthened Foundations, Canon Enters a New Phase of Growth

The Canon Group's record-breaking consolidated sales and income in 2001 demonstrate the astute planning of its top management, under the leadership of Fujio Mitarai, president and CEO of Canon Inc. In the following pages, Mitarai discusses the Excellent Global Corporation Plan and strategies for the future.

Laying the Foundations for Success



In 1996, soon after I became president and CEO, we initiated Phase I of the Excellent Global Corporation Plan, a five-year management plan. Its primary objective was to improve our financial condition by achieving more efficient Groupwide management, widespread cost reductions and more competitive products.

Important accomplishments under Phase I included the full-scale adoption of cash flow management and the implementation of wide-ranging management reforms. Compared with the end of 1995 on a consolidated basis, in 2001 the stockholders' equity ratio rose from 35.1% to 51.3%, and the loan-dependency ratio declined from 33.6% to 10.4%.

We reevaluated our business activities with an emphasis on profitability, phasing out divisions that were unprofitable while reinforcing those that were performing strongly or showed high potential for future growth. We no longer have any business operations that are not profitable. We also implemented widespread production reforms, adopted a supply chain management (SCM) system and concentrated on enhancing the competitiveness of our product lines.

Our sales in 2001 directly benefited from these activities, as well as from strong demand in the first half of the year. In the second half, we felt the impact of worsening global economic conditions, but the weakening yen helped limit its effect. I think that our record-breaking sales and income, with the percentage growth in income significantly higher than that in sales, are a clear indication that efforts to improve our financial condition have been successful.

Stockholder's Equity Ratio


50 (%)
40
30
20
10
0
35.1
38.1
38.6
42.4
46.5
45.9
51.3
95
96
97
98
99
00
01

Loan-Dependency Ratio


50 (%)
40
30
20
10
0
33.6
28.8
26.5
21.4
17.9
13.8
10.4
95
96
97
98
99
00
01

Phase II of the Excellent Global Corporation Plan

Phase II, another five-year management plan, was initiated in 2001. If I were to characterize them, I would say that Phase I was a time for improving our "corporate quality," those factors that ensure high income and increase corporate value. In this light, I think of Phase II as the beginning of a period of expansion built on the solid foundations we laid in the first phase.

I have set the goal of gaining and maintaining the top global market shares in each of our major markets. This is not simply a matter of sales. At Canon, top share and profitable operations must go hand in hand. Our digital cameras provide a good case in point. We have been able to come close to the No.1 position in many countries and regions, by continuously improving our technologies and adding value to differentiate our products. This has allowed us to increase our digital camera market share without sacrificing profitability, the kind of operational style we are pursuing throughout our product operations.

Along with production reforms and cost reductions, we have been implementing far-reaching reforms in our global sales and marketing structures under Phase II of the plan. In 2001, Canon Sales Co., Inc., which handles Group sales in Japan, pushed forward with bold restructuring plans, while Canon U.S.A., Inc. took rapid steps to recover from the blows to the U.S. economy in 2001, including reorganizing the R&D structure in the Americas. In the United Kingdom, we established Canon Europe Ltd., which will reinforce regional operations by strengthening our European sales network. In another move in Asia, Canon (China) Co., Ltd., started to lay the foundations for expansion in Asia, especially the increasingly important economy of the People's Republic of China.

Every company in the Canon Group is committed to the principles of cash flow management and is now thoroughly reviewing its finances. We are studying the introduction of a Groupwide cash utilization system that will enhance investment efficiency. Group companies are also



Canon digital cameras capture market share and profits.

concentrating investment expenditures on areas of highest expected return. We are more carefully selecting investment targets for their ability to raise the competitiveness of existing Canon products, or the potential to create strong new products and businesses. By conducting such analyses, we will continue to maintain the profitability of all our operations.

Canon's U.S. Patent Ranking

1997	2nd
1998	2nd
1999	3rd
2000	3rd
2001*	3rd

(Source : U.S. Patent and Trademark Office)
* Preliminary count

Canon's Technology Leadership

Canon has always been a technology-intensive corporation, as evidenced by 2001 being the tenth consecutive year we were in the top three organizations receiving U.S. patents. New technologies are key to our success, and R&D-based expansion plays a central role in Phase II of the plan. While aiming for the No.1 position in all of our businesses, I am placing special emphasis on digital photo products, such as digital cameras and Bubble Jet printers, and steppers. Increased in-house development of key components and devices, which will raise the competitiveness of our products, will also be an important part of our drive to the top.

We have several high-potential new business prospects, including the SED next-generation wall-mounted display, the digital radiography system and commercial-use Bubble Jet printers such as network printers and wide-format printers. I see a bright future for these new fields, and we are speeding up R&D to commercialize viable products. In addition to these hardware-centered new businesses, I am calling for the full-scale development of *solutions*, which can be loosely defined as products that combine innovative hardware and software to meet specific customer needs.



Cell production raises efficiency while freeing plant space.

New Production Reform Activities



The shift from conveyor belts to the cell production system at our plants and the adoption of the SCM system helped us to make great strides. We continue seeking new ways to institute reform and reduce production costs. Now that we have shown the extent to which cell production can raise efficiency, I think it's time to start an internal revolution in factory automation that takes advantage of our cell expertise. I am confident our diverse approaches to automation will further enhance cell production.

In addition, we are reorganizing our global production structure. In 2001, we established two new manufacturing subsidiaries in China, and one in Vietnam. These new bases will help our products be more competitive in the global market. Our production structure will become much more strategic in the next several years, based on the needs and specific characteristics of the regions in which we operate.

Globalization and Diversification

The path for the Canon Group might be termed *global diversification*, because one cannot exist without the other. I am urging all of our companies to add value to the entire Group by creating their own profitable businesses. Several successful examples can be seen at our subsidiaries in Japan, and we are now taking the concept global.

To most effectively meet the needs in specific regions, we must be able to develop and produce distinctive products locally. In the United States, we have formed a subsidiary to centralize and strategize our R&D activities in the Americas. I look forward to this company's progress, including the adoption of its innovations by Canon operations in other regions.

The ultimate goal of global diversification will be our establishment of regional headquarters that oversee all activities, from product development and production to marketing and after-sales support. We still have a long road to travel before we reach this goal, but we are seeing definite progress.

Recent Environmental Initiatives and Successes

We view our commitment to preserving the environment as a fundamental responsibility of being a good corporate citizen. It is also a crucial component of our corporate philosophy of *kyosei*, or living and working together for the common good.

Just as Canon was the first organization in Japan to be certified under BS7750, which became the basis for the ISO 14001 global standard for environmental management systems, I want us to lead our industry in sustainable development efforts. As in all of our business activities, we are approaching the environment from the standpoint of diversification. Even as we continue to enhance our product collection and recycling system, we are also developing environmentally conscious products that incorporate recycled and reused parts and components.



Our commitment to the environment is now reflected in all our product development activities. The environment can also be good business in and of itself, as we are illustrating with products such as our new CO_2 dry cleaning system, an environmentally conscious cleaning method for used parts and components, and with the commercialization of a bioremediation process we developed to purify polluted soil, as well as with the rollout of a site assessment business that provides measurements of the levels of air, water and soil pollution. These advances not only benefit our own operations, they are also attractive to other environmentally conscious manufacturers.

Challenges of the Post-IT Bubble Operating Environment

Many are lamenting the fate of industries related to information technology (IT), but I think this is premature. IT is already an important factor in our lives, and continues to provide benefits. We learned some hard lessons after the IT bubble burst, but the industry is already showing signs of growing stronger as a result. Canon intends to be right up there with the leaders.

Demand remains high in certain industries, and the U.S. economy will likely maintain steady growth through 2002. It is difficult to predict Europe's direction, but the full-scale adoption of the euro will certainly bring about changes. I think Canon is amply prepared for the future, however, thanks to our efforts to strengthen our European sales structure. In Asia, the entry of China into the World Trade Organization (WTO) opened a new door to regional growth, and we are working to establish both sales and production foundations as rapidly as possible. Unfortunately, the Japanese economy remains in a persistent slump, and will almost certainly lag behind the rest of the world in economic recovery. Here, we must continue reforming our sales and production operations so that we are prepared to take immediate advantage of the turnaround when it occurs.

The Indomitable Canon Spirit

Canon has never been a company to shirk challenge. In the six years since we began implementing management reforms, everyone in the Canon Group has acted with courage and unity of purpose to overcome formidable difficulties. The Canon spirit of overcoming hurdles has added value to our Group at a time when many companies are retrenching. I would like our shareholders to know that this spirit, far from weakening, is now part of our very corporate DNA. Challenges lie ahead, both known and unforeseeable, but we will continue to meet them with the steadfastness that has propelled us this far in becoming a truly excellent global corporate group.

Canon in 2001

In 2001, Canon entered Phase II of the Excellent Global Corporation Plan, a new five-year management plan. The Management Strategy Committee was established to oversee activities under Phase II, with a special emphasis on Groupwide efficiency. We reinforced our R&D structure in the Americas by forming Canon Development Americas, Inc., which is enhancing regional R&D and leveraging its highly advanced technologies in Canon activities worldwide. In Europe, newly created Canon Europe Ltd., based in central London, is coordinating regional functions through the Corporate Strategy Centre, and also operates two business units to develop Canon's solutions and advanced technology businesses in the region. Activities in Asia focused on Canon's global production structure with the establishment of three new manufacturing companies: Canon Vietnam Co., Ltd. near Hanoi, and Canon (Suzhou) Inc. and Canon Zhongshan Business Machines Co., Ltd. in China. Pursuing effective, region-specific strategies, Canon is realizing its goal of becoming a truly excellent global corporate group.


OUTLOOK 2002
AMERICA'S KEY INDUSTRIES
BusinessWeek
25
THE TOP
MANAGERS
OF THE YEAR

Fujio Mitarai, Canon Inc.'s president and CEO, was named one of the world's top 25 managers in 2001 by leading U.S. magazine *BusinessWeek.* Mitarai was noted for his fast and decisive management style, which has helped propel Canon to record sales and income since he took office in 1995.

Putting the Environment First

Demonstrating its commitment to further enhancing environmental initiatives, Canon Inc. established the Global Environment Promotion Headquarters in January 2002. This is a significant step toward strengthening the Canon Group's environmental activities, as well as toward making our eco-conscious developments available for the benefit of other industries.

Boosting Our Eco-Product Lineup

In June 2001, Canon went one step further in its promotion of eco-products, introducing the imageRUNNER 3300 (iR3300 in other regions) digital multifunction device (MFD). Even before its successful release, the MFD prototype had received the prestigious Copier of the Future IEA-DSM Award of Excellence. It is packed with such eco-features as on-demand fixing (SURF), technology that reduces energy consumption to about one-fourth that of conventional products, and greatly exceeds the U.S. ENERGY STAR standard qualification. The imageRUNNER 3300 was designed using as few hazardous substances as possible, utilizing lead-free lenses, soldering and wiring, chrome-free steel plating and ozone-free electrical charging. It also incorporates recycled materials created with our sandwich-molding technique, in which used plastic is alternated with layers of virgin plastic.

Another widely hailed eco-product is the S9000 wide-format graphics Bubble Jet printer, featuring an independent ink tank system for each color, allowing users to change only those inks that run out. Canon also incorporated recycled plastics in the S9000's housing. The new printer boasts many other hazardous substance-free components. In sleep mode, it uses approximately one-fifth of the minimum electricity required under the ENERGY STAR program.

Canon's development of environmentally conscious technologies and products realizes the dual goals of adding value and preserving the environment for future generations.



CO_2 dry cleaning system for parts recycling and reuse

Engineering for the Environment

In collaboration with equipment manufacturers, Canon developed a CO_2 dry cleaning technology for recycling and reuse of parts and components. Dry ice is sprayed on parts, where it breaks down into particles that remove dust, other dirt and even the most difficult stains from every portion of the components. Foreign substances are collected and disposed of, and the dry ice vaporizes into the air. Unlike conventional cleaning systems, this one does not use wet processes and thus requires no drying process. In addition to in-house applications in areas such as copying machine remanufacturing, we are marketing this technology to other companies to support their own environmental efforts.


Canon's remanufactured copying machines meet stringent quality requirements


New remediation method to purify soil

In another project, we worked with general contractor Obayashi Corporation to develop a new remediation technique for removing hazardous substances from soil. Air vents are sunk into the ground to pump heated air into contaminated soil. The air collects contaminants, and is then removed via a vacuuming process. Those contaminants that are not extracted with the air are loosened from the soil, making the natural remediation process easier. The collected vapors are filtered and safely discharged after contaminant removal. Canon is committed to developing technologies that preserve the environment while enhancing existing businesses, and creating new ones.

Maintaining the Momentum

Canon views the timely and comprehensive disclosure of information on environmental activities and their impact as a vital component of management. To add further momentum to this commitment, we decided to evaluate environmental performance as part of our consolidated business performance in 2001. In January 2002, we formally established the Global Environment Promotion Headquarters, which will enhance our environmental management structure as well as developing environment-related businesses in Japan and overseas. In September 2001, we began offering environmental assessment services to measure and analyze such environmental conditions as water, air and soil pollution. Our objective is to develop site assessment and environmental consulting into a viable business.

Technology Trends

Two important elements in Canon's technology strategy are the in-house development of key components and devices, and the reinforcement of R&D capabilities on a global scale. In 2001, significant achievements were seen in both of these areas, as well as in the creation of high-potential new businesses.

3D Made Simple

Canon Research Centre Europe, Ltd. (CRE), our U.K.-based R&D center, has started a technological revolution with global ramifications. Its 3D Software Object Modeller (3D S.O.M.) automatically creates 3D graphic models from sequences of still images.



3D S.O.M. makes possible easy 3D graphic models

3D modeling previously required extensive time and considerable expertise, to say nothing of the expense involved. With 3D S.O.M., however, the task is accomplished in minutes, using images from an ordinary digital camera. CRE and Japan-based HI Corp., a 3D imaging software developer, signed an agreement in November 2001 to commercialize this innovative technology. Its practical application will be seen in high-performance rendering software to present real-time 3D images on PCs, Web sites, personal data assistants (PDAs) and cellular telephones.

A Key Partnership

Canon's proprietary ELTRAN silicon on insulator (SOI) wafers have been highly rated as key components for the production of next-generation semiconductors. In 2001, Canon and Toshiba Corporation joined forces in this field. Under the agreement, the companies are developing SOI wafers for high-performance semiconductors that will be used in the digital home appliances and telecommunications equipment of the future.



Water-jet wafer-splitting technology

Advanced Achievements Recognized

Canon received Japan's prestigious Nikkei BP Technology Award in 2001 for its CMOS sensor noise-elimination technology, which enhances the image quality of digital cameras and was adopted for the Company's EOS D30 digital SLR camera. Canon was also recognized by the Japan Institute of Invention and Innovation (JIII), which honored us with a 2001 Invention Award for our creation of water-jet wafer-splitting technology, which we employ in the production of ELTRAN SOI wafers.



Development for new products and businesses

Canon is reinforcing its development of key components and devices to create such new products and businesses as commercial-use Bubble Jet printers, including network printers, wide-format printers and commercial-use photo-quality printers, a digital radiography system, and the SED, a high-potential, next-generation wall-mounted display.

The Art of Production Efficiency

Reforming production activities to enhance efficiency was a key goal of Phase I of the Excellent Global Corporation Plan. Bolstered by the superb results we achieved, our efforts are continuing during Phase II throughout the Canon Group.

Freeing Up Production Space

Nearly all of Canon's global manufacturing facilities are adopting the cell production method, in which groups of several employees undertake the entire production process in specially designed areas called cells. This method removes conveyor belts from plants, contributing to significant enhancement of space usage and employee efficiency. In 2001, our cell production strategy opened up some 17,000m^2 of space, and reduced labor costs equivalent to the work of 8,000 employees. We have also adopted the cell production concept in our development of production technologies. By creating measuring instruments that make ultraprecise processing possible, in addition to developing ultraprecise processing devices, we are pursuing the ultimate in efficiency.



Cell production maximizes employee skills



Product development with 3D CAD

Ensuring Timely Arrival in the Marketplace

Canon's approach to production reform covers every phase of the product lifecycle. At the design stage, we are employing the newest concurrent engineering systems, such as 3D computer-aided design (CAD) and stereolithography, to save both time and energy in product design activities. We are also making full use of supply chain management (SCM) to improve procurement efficiency. Data is available to all facilities–from production, sales and marketing to headquarters–through the SCM database on the Canon intranet system. We are comprehensively reviewing our logistics practices, shortening shipping routes, grouping orders to destinations in individual regions, and processing and shipping products for export from our plants directly to ports, thereby eliminating the need for midroute distribution centers.



SCM to enhance procurement efficiency

We are applying the technologies that have made Canon famous to develop better, more efficient production methods and equipment.

Production reforms have led to a variety of benefits. Our manufacturing employees are more involved in their work, which raises morale and encourages individual achievement. We have also reduced the environmental impact of our operations. Most important of all, however, we are raising shareholder value by enhancing the profitability of the Canon Group.

Philanthropic Activities: Investing in the Future

Returning to the community the benefits we reap through our business activities is a matter of course for Canon. We believe in being a good corporate citizen by supporting important social and cultural initiatives in each of the countries and regions where we do business.

Scholarly Support

In the Americas, Canon U.S.A., Inc. established The Clean Earth Campaign throughout North America, and has been supporting endangered species and habitat conservation, as well as environmental education, for more than a decade. Established in 1997, the Canon National Parks Science Scholars Program awards scholarships to doctoral students whose dissertation research focuses on species conservation, environmental science or park management solutions that help preserve and protect U.S. national parks. Each Canon Scholar receives an annual research grant for up to three years. In 2002, the program will be expanded to include scholarships for students working on behalf of national parks in countries throughout the Americas.



Studying a national park ecosystem

Giving Wildlife a New Look

In Europe, Canon Europa N.V. and the World Wide Fund for Nature (WWF) renewed their agreement designating Canon Europa a WWF Conservation Partner. It had been the first company named under the Conservation Partner program. Canon is undertaking a variety of activities on behalf of and in conjunction with the WWF, from funding for educational projects to digitizing the WWF's extensive library of nature photographs. The digital photo resource, known as the WWF-Canon Photo Gallery, is viewable on the Web (www.panda.org/photogallery/) and helps significantly improve communication through pictures. In 2001, we helped redesign this online resource, which now features a gate page for each photo series with a large-format photo and a brief description of the animal featured, and we also developed the WWF-Canon Photo Database, an offshoot of the gallery for intranet use. With a new look and enhanced information, the WWF-Canon Photo Gallery presents a stunning visual presentation of the world's living treasures.



Preserving nature's wonders digitally

Rewarding Digital Creativity

The Canon Digital Creators Contest, inaugurated in Japan in 2000 to foster the talents of today's digital creators, became truly international in 2001, with over 6,000 submissions coming from 57 countries. The competition awards prizes for outstanding digital artwork in four divisions: Digital Photo, Digital Graphics/ Illustration, Digital Movie and Web. We are planning to further expand this contest in the future.

Product Group Summary



BUSINESS MACHINES
Copying Machines
Full-color copying machines
Office copying machines
Personal copying machines
Consumables, etc.



BUSINESS MACHINES
Computer Peripherals
Laser beam printers
Bubble Jet printers
Image scanners
Consumables, etc.



BUSINESS MACHINES
Business Systems
Facsimile machines
Handy Terminals
Document scanners
Personal information equipment, etc.



CAMERAS
Single-lens reflex (SLR) cameras
Compact cameras
Digital cameras
Video camcorders
LCD projectors
Lenses, etc.



OPTICAL PRODUCTS
Semiconductor production equipment
Medical equipment
Digital radiography systems
Broadcasting equipment

OTHER PRODUCTS

Sales results
(Millions of yen)

	97	98	99	00	01	Share of consolidated sales
Copying Machines	843,861	841,976	787,359	772,557	891,814	30.7%
Computer Peripherals	937,128	1,038,760	938,651	1,022,994	1,025,352	35.3%
Business Systems	429,882	391,586	351,076	314,859	306,323	10.5%
Cameras	245,618	263,474	273,126	318,234	381,367	13.1%
Optical Products	152,728	130,957	109,769	171,349	208,373	7.2%
Other Products	60,317	69,331	70,915	96,427	94,344	

Copying Machines

Sales results: Business machines
(Millions of yen)


2,300,000
2,210,871
2,272,322
2,077,086
2,110,410
2,223,489
0
97 98 99 00 01

Sales results: Copying machines
(Millions of yen)


900,000
843,861
841,976
787,359
772,557
891,814
0
97 98 99 00 01

Canon completes its imageRUNNER lineup, the global hit series powered by a proprietary controller

With the launch of several new products featuring controller technology developed by Canon, its lineup of digital multifunction devices (MFDs) in the imageRUNNER (IR) was completed. At the low end of the market, we increased unit-based sales by more than 150 percent in 2001. September saw our launch of two new models with expandability for network printing and faxing. We are actively promoting optional network and printer expansion modules for these products, which also contributes to increased demand for accessories. To accurately reflect customer needs in the specifications of new products, we continue to enhance our market research activities.

From our position as undisputed leader of the global market for mid/high-range digital MFDs, we are offering products such as the imageRUNNER 5000 (IR5000 in other regions), featuring excellent performance and finishing functions for high productivity. In this field, we are marketing diverse expansion modules, software and business solutions to increase customer value. This market is subject to rapid change, and customer preferences continue to shift from analog copying machines to high-speed digital products. We are well positioned to take advantage of this situation, and are also enhancing our presence in the developing markets of Asia, particularly the People's Republic of China.

Canon has strong operations for digital MFDs at the high end of the market. These products are an especially solid solution to meet evolving needs in the printing realm. The trend in this industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand (POD) and personalized printing, creating a wide range of new business opportunities for high-end digital MFDs. In 2001, we launched a project team with the specific goal of turning the POD market potential into solid results for the Canon Group.

Boasting a powerful line of full-color copying machines for users from professional graphic designers to business offices, we hold the edge over our competitors in Europe and the Americas. In the same fashion as high-end digital MFDs, our full-color copying machines have high potential in the rapidly expanding POD market. The CLC 5000 and ColorPASS-Z5000 controller, released for this market in Japan, made a strong contribution to sales in 2001. The superb performance of the CLC 5000 made it the product of choice for a Japanese franchise offering POD services. What's more, by building a system solution around the CLC 5000, we are working to enter the market for color proofing.



Our full-color copying machines are an efficient solution for the POD market.

Canon dominates the global market for monochrome copying machines for personal use, and achieved a new record for unit-based sales in 2001. We introduced new digital products in Western markets during the year in response to the shift in demand toward digital products, and favorable initial sales in the fourth quarter formed a firm base for marketing activities from 2002 onward. Expanding demand for analog products in Asia, Russia, Eastern Europe, India and Brazil has helped us build solid sales foundations in these markets. We will continue to actively launch new products to sustain our leadership in this industry.



Digital MFDs in the newly completed imageRUNNER series centralize various business machine functions - from copying and printing to faxing and scanning - in a single, high-performance unit.

Business Machines

Computer Peripherals

New Bubble Jet printers incorporate revolutionary technology, realizing ultrahigh image quality at ultrahigh speeds

As the inventor of Bubble Jet printing technology, Canon continues to provide customers with the best performance the technology has to offer. In 2001, despite the difficult operating environment facing the industry worldwide, we successfully enhanced the competitiveness of our Bubble Jet printers. In October, we revitalized our lineup with the launch of eight new models, including the flagship BJ F900 in Japan (S900 in other regions). Offering a stunning resolution of 2400 dots per inch (dpi) and the ability to print photograph-quality images at about one letter-size page per minute (ppm), this revolutionary printer responds to user demands for the ultimate in image quality at high output speeds. The S820D, another of our new models, comes with an option to connect to and directly print from Canon digital cameras. In North America, we successfully reinforced our marketing structure, and created a distinctive image for the Bubble Jet brand. To create new demand for our products worldwide, we will continue enhancing our product lineup and developing technologies to meet the diverse needs in the marketplace.

Sales results: Computer peripherals
(Millions of yen)



1,000,000
0
937,128
1,038,760
938,651
1,022,994
1,025,352
97
98
99
00
01

Canon is firmly entrenched at the top of both the color and monochrome laser beam printer markets in Japan. In the former category, our development of printer software customized for today's information system environments played a major role in our winning large-scale contracts from commercial users in 2001. We also successfully lowered the cost of our color laser beam printers, thereby raising their competitiveness and stimulating new demand. Our unit-based sales of monochrome laser beam printers jumped significantly in 2001, led by low-end models for printing on A4-size pages. Shipments to overseas markets nearly doubled. To further penetrate the retail market for office-use monochrome laser beam printers handling large paper sizes, we released a new, affordably priced model at the beginning of the year. Another important marketing initiative is our promotion of network modules for our laser beam printers, a must for the full enjoyment of information and communication in the broadband age.

Canon is a strong player in the global market for image scanners, and operates among the top three manufacturers in the West. In 2001, we began an initiative to pioneer the market for scanners for personal use in Japan by offering innovative entertainment software based on scanner functions. The image scanner industry is subject to rapid changes and extreme competition, making business success a difficult challenge. One major player even opted to halt its scanner operations during the year under review.



Canon's laser beam printers contribute to the business performance of SOHOs.

A major reason that Canon's operations remain prosperous is that we continue to develop innovative technologies and upgrade our comprehensive lineup of desktop, ultrathin notebook and film scanners. Our goal is to serve our customers as a comprehensive scanner manufacturer.



Our revolutionary Bubble Jet technology brought high-quality color photo output out of the developing lab and into the hands of the user.

Business Systems

Smart marketing and innovative products advance the Canon brand in the competitive global market for facsimile machines

Canon's diverse lineup of facsimile machines, including dedicated laser beam and Bubble Jet models as well as multifunction facsimile machines sold under the MultiPASS brand name, meet a wide range of user needs. Our laser beam models lead the market in the United States, helped by a strong sales network. The introduction of strategic new products with upgraded specifications helped reinforce our position in 2001. In Russia, Eastern Europe and other developing markets, our marketing activities concentrate on promoting the shift from thermal transfer facsimile machines to our laser beam and Bubble Jet models. Meanwhile, in Western Europe, demand is growing steadily for flatbed multifunction facsimile machines in the small office/home office (SOHO) market. Throughout our facsimile machines lines, we adhere to the policy of introducing highly cost-competitive new products with superior functions as the means to raise our market share.

Sales results: Business systems
(Millions of yen)


450,000
429,882
391,586
351,076
314,859
306,323
0
97 98 99 00 01

Our long-selling handheld information terminals, sold under the Handy Terminal name, are marketed primarily in Japan. Thanks to our introduction of new products with industry-leading performance specifications, as well as improved durability and water resistance, we were able to capture a dominant share of the market for general-purpose terminals. Because we feel that it is vital to provide software solutions matched to customer needs, we launched a strategic new model in 2001 with options for diverse applications. In addition, we are reinforcing our lineup of Handy Terminals with built-in barcode applications, which are particularly popular overseas. By continuing to accurately reflect customer requirements in new product development, we will enhance the standing of our brand and increase market share in the future.

Sales of our document scanners increased in almost every region around the world, reflecting increased demand for the digitizing of office documents for sharing via the Internet and intranet platforms, and digitizing data using OCR applications. The release of two new scanners increased our share of the growing midrange segment, while continuing efforts to develop new sales channels advanced our share of the low-volume production segment. The trend toward color document scanning in offices is accelerating, and we are tapping the potential of this market with high-performance color products.

In our calculator operations, we recorded our best year of sales on record in the United States, mostly owing to the introduction of high-value-added models with original software and products designed for distribution through specific sales channels. In Europe, where preparations



We are launching innovative products for the growing document scanner market.

for the full-scale introduction of the euro continued throughout the year, we released a full lineup of euro-compatible calculators, from desktop models to products with built-in printers. Activities in the intensely competitive Japanese market centered on differentiating our products by offering models with distinctive software. In the market for electronic dictionaries, we are maintaining our market status by enhancing our product line with only high-value-added models.


Canon

Multifunction facsimile machines in our MultiPASS lineup meet the needs of SOHOs, not only for faxing, but also for high-quality copying, printing and scanning.

Cameras

Sales results: Cameras
(Millions of yen)


400,000
245,618
263,474
273,126
318,234
381,367
0
97
98
99
00
01

Canon's leading share of the global SLR camera market illustrates the strength of camera operations

Digital cameras are beginning to encroach on the market for silver-halide single-lens reflex (SLR) cameras for professional use, but Canon's technological superiority and intimate knowledge of the photography market continue to make it one of the strongest players in the industry today. Responding to current market trends, in 2001 we launched a strategic new model in our world-famous EOS line, providing excellent basic features at an attractive price, and released an upgraded version of another popular EOS camera. Backed by a powerful lineup of cameras to meet any photography requirement, we will maintain and expand our SLR camara market share by implementing marketing activities targeting specific sectors of the marketplace.

Our expertise in optics technologies is helping us strengthen our dominant position in the market for SLR camera lenses. In a bid to expand sales in 2001, we launched the new L-series interchangeable EF lenses for EOS cameras. We also illustrated the technological prowess that has given us the edge in the lens market with the introduction of the EF 400mm f/4 DO IS USM, the world's first camera lens adopting our Multi-Layer Diffractive Optical Element technology, which allows the development of lighter, more compact lens units.

To raise our share of the compact camera market, we plan to begin introducing smaller, attractively designed and affordable conventional and Advanced Photo System compact cameras in 2002. In the longer term, we will fully reevaluate our operations, from product planning and development to manufacturing and sales, to increase competitiveness. We are also strengthening our presence in the People's Republic of China, which offers high potential for future growth.

Canon stands out in the binoculars industry for its products with image stabilizer (IS) functions. In 2002, we plan to introduce models with a new IS system that is more compact and less expensive than its predecessors. The new price range for these products will raise awareness of our IS binocular line, and help us win new market share.

On a unit basis, our sales of multimedia projectors in 2001 doubled the previous year's result. Leading optics technologies, including the world's first optical engine with a clear prism, make for sharp and stunning visual presentations. We are also setting ourselves apart from the rest of the industry with ultra-compact multimedia projectors for applications in the home as well as the office.



Canon's ultracompact cameras for the Advanced Photo System have become a long-selling hit.

In Visual Communications System Operations, our document cameras are increasingly being used in presentations requiring 3D imaging, which is why we are concentrating development on high-resolution XGA products with affordable price tags. Taking full advantage of the shift to network monitoring, which is in turn being fueled by the diffusion of high-speed broadband communications, we are actively marketing our Communication Cameras and Network Camera Servers to spur new demand.


Canon
EOS-1

Photographers from professionals to hobbyists look to Canon for innovative and easy-to-use SLR cameras. We market SLRs to meet any photography need in the world-renowned EOS series.

Cameras

Canon leaps into the digital age with bold concepts that maximize the potential of digital imaging

Canon has enhanced its lineup of digital cameras with products from the low to the high end in order to take full advantage of rapid market expansion. As a result, our sales increased in 2001 at a rate surpassing that of growth in the market itself, which translated into a healthy increase in market share. For professional users, we introduced a top-of-the-line new EOS-1D digital SLR camera. The newest offering in our popular PowerShot DIGITAL ELPH (DIGITAL IXUS in other regions) series of ultracompact digital cameras became an instant hit.

To bring the enjoyment of digital photography within easy reach of customers who do not use PCs, we are actively promoting the revolutionary direct printing concept. In 2001, we marketed two new PowerShot digital cameras that can be linked via a cable to a specially designed Bubble Jet printer, which is also compatible with conventional digital camera memory cards. With the goal of providing comprehensive output solutions, we launched a card-sized printer designed specifically for outputting digital photographs.

Canon's advantage in the competitive digital camera market lies in its ability to incorporate top-quality functions and superb performance into products with unique, practical and attractive designs. Keeping a close watch on trends in the industry and the needs of users, we will continue to apply our strengths to shape the future of digital imaging.

Digital is rapidly becoming the keyword in the market for video camcorders. Canon provides a full lineup of digital video camcorders, and was able to significantly increase its unit-based shipments in 2001 through the launch of successful new products such as the XL1S, successor to the XL1, our long-selling digital video camcorder targeting users at the high end of the market. We are determined to set ourselves apart from the digital video camcorder competition by applying our leading optics technologies not only to maximize image quality and lower costs, but also to develop distinctive features and applications with the potential to stimulate new demand for our products. Network compatibility, for example, will add value to our digital video camcorders in the era of broadband communications, and we are also improving the still photography functions of our products.

The Japanese video camcorder market, now almost completely digital, is vital to our strategy of becoming the world's No.1 provider of



In the digital video camcorder market, Canon is using technology to drive business growth.

digital video camcorders. Our immediate mission in this extremely competitive environment is strengthening marketing activities while lowering costs. In the West, we are stimulating the market for digital video camcorders with our comprehensive lineup of models for all user needs. Asia has seen a boom in video camcorder demand in recent years, and we will keep this region securely in our sights in future business development.


Cuba

Combining our expertise in the input and output of digital images, we developed a system that links our newest digital cameras directly to a Bubble Jet printer, removing the need for a PC.

Optical Products

Sales results: Optical products
(Millions of yen)


200,000
152,728
130,957
109,769
171,349
208,373
0
97
98
99
00
01

Canon moves forward in the stepper market, as submicron precision and compatibility with 300 mm wafers earn international acclaim

Canon raised its share of the global market for steppers, devices used to expose circuits on silicon substrates in semiconductor production achieving increases in both sales and income from these operations in 2001. We responded to sluggish conditions in the marketplace by releasing innovative products and carrying out dynamic sales initiatives to win new business. Our FPA series of excimer-laser steppers includes durable models for existing types of semiconductors, as well as advanced models with high-resolution exposures designed for producing the latest semiconductors and performing R&D on new devices. In addition to the best in optics technologies, the FPA series provides excellent productivity and cost performance.

Among our new offerings in 2001 was the FPA-5000ES3, featuring high-resolution exposure and an ultralow aberration lens system, and the FPA-5000AS2, with excellent exposure precision at the 0.11-micron level and compatibility with the industry's newest 300 mm silicon wafer substrates. These proactive moves to revitalize the otherwise sluggish market resulted in a large increase in sales on a unit basis, and sustained our market share progress.

Although demand for semiconductors is sliding in accordance with the so-called silicon cycle, the market will eventually make a comeback. Having scored a coup in the current atmosphere of relatively slow demand, we are looking forward to a bright future for our steppers. To ensure that we can take full advantage of demand when the silicon cycle turns around once again, in 2001 we reinforced and expanded our manufacturing capabilities. In other semiconductor production equipment activities, we market mask aligners in the MPA series. These devices are used to produce LCDs, and our model for large-sized LCD substrates sold particularly well in line with increased demand for large flat panels for PC displays and LCD televisions.

Technological progress in the semiconductor industry occurs at a dizzying pace, and stepper manufacturers must stay ahead of the current trends to prosper. With its immense optics know-how, Canon holds a definite advantage that it will continue to exploit in years to come. We have launched strategic research collaboration projects with German and Japanese semiconductor/semiconductor production equipment manufacturers to develop steppers and semiconductor production processes using the next-generation F2 laser, capable of ultrahigh-resolution exposure, which will translate into denser circuit patterns and more functionality on a single semiconductor chip.



Steppers that can handle 300 mm wafers are the state of the art in semiconductor production.


FPA-5000 ES3

Canon steppers integrate a variety of the Group's core technologies to make possible the high-performance semiconductor devices that power the electronics equipment of today and tomorrow.

CXDI-31 digital X-ray camera, complete with lightweight, thin cassette system, creates new business opportunities

Through the years, Canon has continuously sought new and profitable applications of its technologies. Medical equipment is one such area of application, with our digital radiography systems at the forefront of digital imaging technology and ophthalmic instruments for eye examinations.

Canon was the global pioneer of the fully digital radiography system, or flat-panel detector, as it is known in medical circles, and we operate at the top of the market worldwide. Digital radiography provides a variety of benefits over conventional X-ray cameras, mainly in terms of time and resource savings through the removal of the photo developing process, and space savings because X-ray images are stored as digital image data in a computer server. These features, as well as Canon's growing lineup of digital radiography systems, are raising the competitiveness of our products over those based on other technologies. In addition to upright and horizontal-bed models, in 2001 we marketed the CXDI-31 Digital Radiography System, which uses a lightweight, thin cassette. We are now working to strengthen our marketing organization, introduce diverse types of systems and lower costs to maintain our top market share.

We have enhanced the field of ophthalmic instruments with our digital ophthalmic system incorporating a non-mydriatic retinal camera and our EOS D30 digital SLR camera. The system also incorporates an image data filing system, allowing optometrists to easily store and access digital historical records for comparison. Favorable sales of our distinctive system were reported in Japan, Europe and the United States. We foresee other manufacturers entering the market in years to come, and are speeding up both hardware and software development, as well as strengthening our service capabilities to maintain our innovative edge.

Canon remains the world's largest provider of TV broadcast lenses. Sales are expected to pick up in the Americas and Europe in line with economic recovery in the United States, while in Japan demand for high-definition TV (HDTV) lenses is steadily expanding. Our marketing activities in Asia center on China, which shows high potential for future growth. To stimulate market growth around the world, we will continue to develop and actively market high-value-added broadcast lenses for every sector of the marketplace.

Free space optics (FSO) is the futuristic term describing high-speed, wireless, line-of-sight, point-to-point data transmission systems using optical beam technologies. Canon markets a variety of FSO communication systems to meet diverse needs under the CANOBEAM brand name. Our in-house development of an innovative autotracking system provides CANOBEAM products with excellent signal transmission reliability. The broadband age will present numerous new opportunities for FSO systems, which is why Canon will continue active product and marketing development in this field.

FINANCIAL SECTION

TABLE OF CONTENTS

GENERAL

The following discussion and analysis provides information that management believes to be relevant to understanding Canon's consolidated financial condition and result of operations. This discussion should be read in conjunction with the Consolidated Financial Statements of Canon Inc. and Subsidiaries, including the notes thereto, included in this Annual Report.

OVERVIEW

Canon is one of the world's leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras and steppers. Canon earns revenues mainly from the manufacture and sale of these products domestically and internationally.

On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

- **The business machine product group** includes copying machines, computer peripherals and business systems. Copying machines include analog, digital, color and personal models. Computer peripherals include mainly laser beam printers, bubble jet printers and scanners. Business systems include fax machines, micrographic equipment, personal computers and calculators.
- **The camera product group** includes cameras, video camcorders and digital cameras.
- **The optical and other products product group** includes steppers and aligners for semiconductor chip production, television broadcasting lenses and medical equipment.

Overseas operations are significant to Canon's operating results. Overseas operations generated 70.5% of our total net sales in fiscal 2001. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including by localizing some manufacturing and by procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had a significant effect on our results of operations.

Cost of sales reflects principally the cost of raw materials and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon's cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses.

The major components of selling, general and administrative expenses are payroll, advertising expenses and sales promotion expenses.

In the following discussion, certain reclassifications have been made to the presentation of the consolidated financial statements of previous years to conform to the presentation used for the year ended December 31, 2001. For details of the reclassifications, please refer to note (1)(u) to consolidated financial statements, "Accounting for Sales Incentives", on page 51, and note (1)(w) to consolidated financial statements, "Reclassifications", on page 53.

Return on sales


6
0
4.5%
4.0%
2.8%
5.0%
5.8%
97
98
99
00
01

R&D expenditure
(Millions of yen)


200,000
0
170,793
176,967
177,922
194,552
218,616
97
98
99
00
01

Fiscal 2001 compared with fiscal 2000

Canon recorded its second consecutive year of record consolidated net sales and net income mainly due to depreciation of the yen during fiscal 2001. In fiscal 2001, Canon achieved a 7.8% growth in sales, to ¥2,907,573 million (U.S.$22,027 million), and a 25.0% increase in net income, to ¥167,561 million (U.S.$1,269 million).

SUMMARY OF OPERATIONS

	(Millions of yen except per share amounts) 2001	change	2000	change	1999	change	1998	(Thousands of U.S. dollars except per share amounts) 2001
Net sales	¥2,907,573	+7.8%	2,696,420	+6.5%	2,530,896	−7.5%	2,736,084	22,027,068
Operating profit	281,839	+20.4	234,131	+39.1	168,344	−34.0	254,932	2,135,144
Income before income taxes	281,566	+23.9	227,196	+45.6	156,072	−34.8	239,513	2,133,076
Income before cumulative effect of change in accounting principle	163,869	+22.2	134,088	+90.9	70,234	−35.9	109,569	1,241,432
Net income	167,561	+25.0	134,088	+90.9	70,234	−35.9	109,569	1,269,402
Earnings per share:								
Income before cumulative effect of change in accounting principle:								
Basic	187.07	+21.7	153.66	+90.5	80.66	−36.0	126.10	1.42
Diluted	184.55	+21.8	151.51	+90.6	79.50	−35.9	123.93	1.40
Net income:								
Basic	191.29	+24.5	153.66	+90.5	80.66	−36.0	126.10	1.45
Diluted	188.70	+24.5	151.51	+90.6	79.50	−35.9	123.93	1.43

Sales

The global economy in 2001 reflected the following trends. The U.S. economy showed a rapid downturn in the latter half of the year, resulting from the continuing effects of the collapse of the IT bubble combined with the negative economic impact of the tragedy of September 11. In Europe, economic stagnation intensified due to the weakened U.S. economy and throughout Asia, with the exception of China, the economic climate was also sluggish. The Japanese economy also remained stagnant, reflecting flat consumer spending along with a decrease in exports and IT-related capital spending.

The markets in which the Canon Group operates reflected the following trends. Within the IT-related equipment segment, unfavorable consumer spending levels in Japan and the United States resulted in reduced demand for personal-use printers while corporate-use digital copying machines and printers generally posted favorable results. The digital camera market continued to show strong growth, boosted by the launch of several new products by digital camera makers. In the field of semiconductor-production equipment, memory device manufacturers continued to exercise restraint with regard to capital expenditures, reflecting the lack of demand for memory devices. The average value of the yen in 2001 was ¥122 to the U.S. dollar, and ¥109 to the euro; a depreciation of 11% and 9%, respectively, compared with the previous year.

Amid these conditions, Canon recorded 7.8% growth in sales, to ¥2,907,573 million (U.S.$22,027 million). This growth reflected increased sales of copying machines, digital cameras and semiconductor production equipment offsetting decline in other product lines. The lower value of the yen produced most of the overall increase in sales. Using average 2000 exchange rates, fiscal 2001 net sales would have increased 0.2% from fiscal 2000.

Sales by product

Canon's sales by product group are summarized as follows:

SALES BY PRODUCT

	(Millions of yen) 2001	change	2000	change	1999	change	1998	(Thousands of U.S. dollars) 2001
Business machines:								
Copying machines	¥ 891,814	+15.4%	772,557	−1.9%	787,359	−6.5%	841,976	$ 6,756,167
Computer peripherals	1,025,352	+0.2	1,022,994	+9.0	938,651	−9.6	1,038,760	7,767,818
Business systems	306,323	−2.7	314,859	−10.3	351,076	−10.3	391,586	2,320,629
	2,223,489	+5.4	2,110,410	+1.6	2,077,086	−8.6	2,272,322	16,844,614
Cameras	381,367	+19.8	318,234	+16.5	273,126	+3.7	263,474	2,889,144
Optical and other products	302,717	+13.0	267,776	+48.2	180,684	−9.8	200,288	2,293,310
Total	¥2,907,573	+7.8	2,696,420	+6.5	2,530,896	−7.5	2,736,084	$22,027,068

Sales of business machines (copying machines, computer peripherals and business systems), constituting 76.5% of consolidated net sales, increased 5.4%, to ¥2,223,489 million (U.S.$16,845 million) in fiscal 2001.

Sales of copying machines (including digital, color, office and personal models) increased 15.4%, to ¥891,814 million (U.S.$6,756 million) in fiscal 2001 mainly due to an increase in unit sales volume of high performance models. Canon completed its lineup of 16 to 105 copy-per-minute digital black and white copying machines in the imageRUNNER (iR) series in fiscal 2001 with the launch of the iR3300, iR105 and iR1600/2000 machines, which followed the introduction of the iR5000/6000 series the year before. The new lineup bolstered the competitive strength of Canon copiers and contributed to substantial growth within the black and white copying machine segment. Strong performances by the CLC5000 and CLC1150 color copying machines further supported growth in sales.

Sales by product
(Millions of yen)


Business Machines
Copying machines
Computer peripherals
Business Systems
Cameras
Optical and other products
3,000,000
2,669,534
2,736,084
2,530,896
2,696,420
2,907,573
0
97
98
99
00
01

Sales by region
(Millions of yen)


Japan
Americas
Europe
Other areas
3,000,000
2,669,534
2,736,084
2,530,896
2,696,420
2,907,573
0
97
98
99
00
01

Sales of computer peripherals (mainly laser beam printers, bubble jet printers and scanners) increased 0.2%, to ¥1,025,352 million (U.S.$7,768 million). Unit sales of laser beam printers and bubble jet printers declined slightly in the U.S. and European markets despite the introduction of new models. The lower value of the yen, however, offset the decline.

Sales of business systems (including facsimile machines, computers, micrographics and calculators) decreased 2.7%, to ¥306,323 million (U.S.$2,321 million) in fiscal 2001 mainly due to a decrease in unit sales volumes. This decrease reflected the negative influence of severe price competition in the facsimile market and declining PC sales in the domestic market, partially offset by the impact of the decline in value of the yen.

Sales of cameras increased 19.8%, to ¥381,367 million (U.S$2,889 million). While sales from 35mm and Advanced Photo System camera sales declined in fiscal 2001, mainly due to a decrease in the number of units sold caused by the increasing popularity of digital models and price competition, sales revenue from digital cameras nearly doubled compared with the previous year primarily due to an increase in the number of units sold. During the year, Canon launched six new PowerShot-series digital camera models, spanning the range from low-end to high-end, and two new ultracompact PowerShot-DIGITAL ELPH-series (DIGITAL IXUS in other regions) models. These eight new products succeeded in garnering greater market share in terms of units sold for Canon and contributed to increased revenues from digital camera sales. Sales revenues from video camcorders also continued to show substantial growth primarily due to an increase in the profitability of these products, spurred by the introduction of such new models as the high-end flagship XL-1S and ultra-compact Elura 10/20 (MV4 in other regions). Cameras constituted 13.1% of consolidated net sales in fiscal 2001.

Sales of optical and other products (including steppers and aligners for semiconductor chip production, TV broadcasting lenses, medical equipment and digital radiography systems) increased 13.0%, to ¥302,717 million (U.S.$2,293 million). Although the aggregate volume of orders from semiconductor manufacturers declined, reflecting the sluggish memory device market, sales revenue from optical and other products continued to grow substantially in fiscal 2001 in terms of the number of units sold, supported by active capital investment by semiconductor device manufacturers through the end of fiscal 2000. After receiving order from a customer, there is usually some lag time in order to complete the installation of semiconductor production equipment. Canon expects that sales revenue from semiconductor production equipment in 2002 will show major decline due to this lag based on the aggregate volume of orders received in 2001. Additionally, the new FPA-5000AS3 and FPA-5000ES3 scanning steppers were well received by the industry and affected new customers for Canon. Optical and other products constituted 10.4% of consolidated net sales in fiscal 2001.

Sales by region

Net sales in fiscal 2001 increased in every area.

In Japan, overall sales revenue increased 6.1% in fiscal 2001. Sales in Japan of digital copying machines, digital cameras and semiconductor production equipment grew significantly primarily due to increased volume of such sales. In the Americas net sales decreased 2.1% on a local currency basis, though unit sales of digital copying machines and digital cameras showed significant growth. However, after offsetting for the depreciation of the yen, net sales in Americas increased by 10.4% in fiscal 2001. Sales in Europe showed growth of 6.4% in fiscal 2001 primarily due to the depreciation of the yen and an increase in sales volumes from digital copying machines, digital cameras and semiconductor production equipment. Sales in other areas increased 8.4% in fiscal 2001, reflecting significant increases in sales volumes of digital cameras and laser beam printers. In the forth quarter of 2001, net sales in all regions showed a decrease on a local currency basis, reflecting the weakened world economies and declined orders of semiconductor equipment.

A summary of net sales by region is provided below:

SALES BY REGION

	(Millions of yen) 2001	change	2000	change	1999	change	1998	(Thousands of U.S. dollars) 2001
Japan	¥ 827,288	+6.1%	779,366	+8.5%	718,513	−0.9%	725,063	$ 6,267,333
Americas	982,104	+10.4	889,764	+2.9	864,781	−10.0	960,892	7,440,182
Europe	806,104	+6.4	757,942	+2.8	737,140	−12.5	842,493	6,106,848
Other areas	292,077	+8.4	269,348	+28.0	210,462	+1.4	207,636	2,212,705
Total	¥2,907,573	+7.8	2,696,420	+6.5	2,530,896	−7.5	2,736,084	$22,027,068

Note: The region of sale is based on the location of the customer.

Earnings

Operating profit in fiscal 2001 totaled ¥281,839 million (U.S.$2,135 million), an increase of 20.4% from the previous year. Operating profit in fiscal 2001 was 9.7% of net sales, compared with 8.7% in fiscal 2000.

In fiscal 2001, the depreciation of the yen increased net sales by approximately ¥206,000 million (U.S.$1,561 million) and increased cost of sales by approximately ¥32,000 million (U.S.$242 million). Canon's gross profit ratio during fiscal 2001 improved by 2.5% to 44.0%, primarily due to the net effect of the depreciation of the yen, and also reflecting the positive effects of cost reductions, realized through sustained production reorganization activities, such as the adoption of cell production methods, combined with the lower value of the yen.

Selling, general and administrative expenses rose 12.9% from the previous year, and amounted to ¥998,775 million (U.S.$7,566 million). An increase in R&D expenses, resulting from an increase in R&D activities, and sales promotional expenses, resulting from an increase in promotional activities, largely accounted for this increase. To strengthen its R&D capabilities, Canon maintains a high level of R&D expenditure. The depreciation of the yen also increased selling, general and administrative expenses by approximately ¥36,500 million (U.S.$277 million). In fiscal 2001, Canon reclassified its loss on disposal of property, plant and equipment to "Selling, general and administrative expenses," which had previously been accounted for in "Other, net" of "Other income (deductions)." Canon made this change due to the increase of the impact of disposal of property, plant and equipment, as group restructuring and resource allocation proceeds, and recurring disposals are expected in the future, as well as to conform to customary practice in the United States.

The disclosures of **segment information by product** as required in Japan for the years ended December 31, 2001 and fiscal 2000 are provided on page 35, and the disclosures of **segment information by geographic area** as required in Japan for the years ended December 31, 2001 and fiscal 2000 are shown on page 36.

Operating profit for business machines in fiscal 2001 increased ¥25,734 million (U.S.$195 million) to ¥334,918 million (U.S.$2,537 million). Operating profit ratio also improved by 0.4% to 15.1%, reflecting the positive effect of the weak yen and cost-cutting measures while sales prices were affected by severe price competition in the market.

Operating profit for cameras increased ¥3,751 million (U.S.$28 million) to ¥36,144 million (U.S.$274 million) due to the rapid growth of digital models, while operating profit ratio declined 0.7% to 9.5% mainly because of the sharp decrease in unit sales of conventional film cameras.

Operating profit for optical and other products increased ¥13,202 million (U.S.$100 million) to ¥23,850 million (U.S.$181 million). Operating profit ratio improved 3.0% to 5.7%, which was due primarily to a substantial sales volume increase of semiconductor production equipment.

Income before income taxes in fiscal 2001 was ¥281,566 million (U.S.$2,133 million), a 23.9% increase from fiscal 2000 and constituted 9.7% of net sales.

In the area of other income (deductions), the promotion of cash flow management has resulted in increased financial strength, realizing a ¥2,449 million (US$19 million) improvement in interest income and expense. And on contribution of securities to Canon's retirement benefit trust Canon recognized a gain of ¥15,536 million (US$118 million). Currency exchange gains and losses increased ¥5,394 million (US$41 million) while Canon's share of the net earnings of companies carried at equity declined by ¥12,662 million (US$96 million) due to the deteriorating profit margins of affiliated companies in Singapore that manufacture memory devices led by the sales price decline in the market. As a result, other income (deductions) overall increased ¥6,662 million (US$50 million) compared with the previous year.

SEGMENT INFORMATION BY PRODUCT

(Millions of yen)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2001:	Net sales:					
	Unaffiliated customers	¥ 2,223,489	381,367	302,717	—	2,907,573
	Intersegment	—	—	116,748	(116,748)	—
	Total	2,223,489	381,367	419,465	(116,748)	2,907,573
	Operating cost and expenses	1,888,571	345,223	395,615	(3,675)	2,625,734
	Operating profit	¥ 334,918	36,144	23,850	(113,073)	281,839
	Assets	¥ 1,280,949	215,173	361,799	986,835	2,844,756
	Depreciation and amortization	105,907	12,745	15,291	18,357	152,300
	Capital expenditure	121,333	16,871	36,057	33,413	207,674
2000:	Net sales:					
	Unaffiliated customers	¥ 2,110,410	318,234	267,776	—	2,696,420
	Intersegment	—	—	126,947	(126,947)	—
	Total	2,110,410	318,234	394,723	(126,947)	2,696,420
	Operating cost and expenses	1,801,226	285,841	384,075	(8,853)	2,462,289
	Operating profit	¥ 309,184	32,393	10,648	(118,094)	234,131
	Assets	¥ 1,324,369	207,069	332,229	968,458	2,832,125
	Depreciation and amortization	101,557	14,480	13,019	17,421	146,477
	Capital expenditure	105,171	15,559	20,509	29,747	170,986
1999:	Net sales:					
	Unaffiliated customers	¥ 2,077,086	273,126	180,684	—	2,530,896
	Intersegment	—	—	79,413	(79,413)	—
	Total	2,077,086	273,126	260,097	(79,413)	2,530,896
	Operating cost and expenses	1,820,341	254,799	274,172	13,240	2,362,552
	Operating profit	¥ 256,745	18,327	(14,075)	(92,653)	168,344
	Assets	¥ 1,256,667	155,204	252,071	923,590	2,587,532
	Depreciation and amortization	114,451	12,285	12,860	18,515	158,111
	Capital expenditure	143,269	12,880	17,856	26,381	200,386

(Thousands of U.S. dollars)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2001:	Net sales:					
	Unaffiliated customers	$16,844,614	2,889,144	2,293,310	—	22,027,068
	Intersegment	—	—	884,455	(884,455)	—
	Total	16,844,614	2,889,144	3,177,765	(884,455)	22,027,068
	Operating cost and expenses	14,307,356	2,615,326	2,997,083	(27,841)	19,891,924
	Operating profit	$ 2,537,258	273,818	180,682	(856,614)	2,135,144
	Assets	$ 9,704,159	1,630,098	2,740,902	7,476,023	21,551,182
	Depreciation and amortization	802,326	96,553	115,841	139,068	1,153,788
	Capital expenditure	919,189	127,811	273,159	253,129	1,573,288

Notes:

1 General corporate expenses of ¥113,128 million (U.S.$857,030 thousand), ¥118,180 million and ¥92,637 million in 2001, 2000 and 1999, respectively, are included in "Corporate and Eliminations."

2 Corporate assets of ¥986,801 million (U.S.$7,475,765 thousand), ¥968,590 million and ¥923,863 million in 2001, 2000 and 1999, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

SEGMENT INFORMATION BY GEOGRAPHIC AREA

(Millions of yen)	Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2001: Net sales:						
Unaffiliated customers	¥ 858,580	983,561	805,243	260,189	–	2,907,573
Intersegment	1,378,031	17,475	2,449	299,410	(1,697,365)	–
Total	2,236,611	1,001,036	807,692	559,599	(1,697,365)	2,907,573
Operating cost and expenses	1,893,448	969,630	806,495	546,291	(1,590,130)	2,625,734
Operating profit	343,163	31,406	1,197	13,308	(107,235)	281,839
Assets	¥ 1,376,939	346,046	423,295	174,553	523,923	2,844,756
2000: Net sales:						
Unaffiliated customers	¥ 832,297	889,377	753,979	220,767	–	2,696,420
Intersegment	1,345,983	11,748	3,782	246,024	(1,607,537)	–
Total	2,178,280	901,125	757,761	466,791	(1,607,537)	2,696,420
Operating cost and expenses	1,868,472	871,298	742,576	456,278	(1,476,335)	2,462,289
Operating profit	309,808	29,827	15,185	10,513	(131,202)	234,131
Assets	¥ 1,482,335	353,919	407,258	158,729	429,884	2,832,125
1999: Net sales:						
Unaffiliated customers	¥ 754,208	864,080	732,053	180,555	–	2,530,896
Intersegment	1,205,021	14,468	3,645	179,527	(1,402,661)	–
Total	1,959,229	878,548	735,698	360,082	(1,402,661)	2,530,896
Operating cost and expenses	1,761,544	850,400	722,147	349,623	(1,321,162)	2,362,552
Operating profit	197,685	28,148	13,551	10,459	(81,499)	168,344
Assets	¥ 1,328,376	298,624	338,630	138,251	483,651	2,587,532

(Thousands of U.S. dollars)	Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2001: Net sales:						
Unaffiliated customers	$ 6,504,394	7,451,220	6,100,326	1,971,128	–	22,027,068
Intersegment	10,439,629	132,386	18,553	2,268,258	(12,858,826)	–
Total	16,944,023	7,583,606	6,118,879	4,239,386	(12,858,826)	22,027,068
Operating cost and expenses	14,344,303	7,345,682	6,109,811	4,138,568	(12,046,440)	19,891,924
Operating profit	2,599,720	237,924	9,068	100,818	(812,386)	2,135,144
Assets	$10,431,356	2,621,561	3,206,780	1,322,371	3,969,114	21,551,182

Notes:

1 General corporate expenses of ¥113,128 million (U.S.$857,030 thousand), ¥118,180 million and ¥92,637 million in 2001, 2000 and 1999, respectively, are included in "Corporate and Eliminations."

2 Corporate assets of ¥986,801 million (U.S.$7,475,765 thousand), ¥968,590 million and ¥923,863 million in 2001, 2000 and 1999, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

3 Segment information by geographic area is determined by the location of the company (Canon or its subsidiaries).

Net income in fiscal 2001 was ¥167,561 million (U.S.$1,269 million), an increase of 25.0% from the previous year. This amount represents a 5.8% return on net sales. Income taxes as a percent of income before income taxes rose by 2.5% to 40.9%. The increase was largely attributable to decreased equity in income of affiliates.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Canon's marketing activities are performed by subsidiaries in each region in local currencies, while the cost of goods sold is generally in yen. Given Canon's current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

The return on foreign operation sales is usually lower than domestic operations because foreign operations consist mainly of marketing activities. The returns on foreign operation sales in fiscal 2001, 2000 and 1999 were 1.6%, 2.0% and 1.9%, respectively. This compares with return of 5.8%, 5.0% and 2.8% on total operations for the respective years.

LIQUIDITY

Cash and cash equivalents in fiscal 2001 increased ¥12,272 million (U.S.$93 million) to ¥506,234 million (U.S.$3,835 million), compared with ¥493,962 million in 2000 and ¥480,453 million in 1999.

Despite the large increase in net income and significant reduction of inventories, net cash provided by operating activities for 2001 decreased to ¥305,752 million (US$2,316 million), compared with ¥346,616 million in 2000 and ¥308,917 million in 1999, mainly due to the increased payment of trade payables.

Net cash used in investing activities for 2001was ¥192,592 million (US$1,459 million), compared with ¥212,804 million in 2000 and ¥200,982 million in 1999.

Net cash used in financing activities for 2001 amounted to ¥121,228 million (US$918 million), mainly as a result of repayment of short-term loans to improve Canon's financial position, accompanied by the redemption of bonds, compared to ¥100,597 million in 2000 and ¥122,823 million in 1999. Although ameliorated by interest swap agreements, Canon is exposed to the market risk of interest rate fluctuations, primarily due to variable interest rate debt obligations. An increase in interest rates would increase expenditures required to service these debt obligations.

CAPITAL RESOURCES

Capital expenditure in 2001 amounted to ¥207,674 million (U.S.$1,573 million) compared with ¥170,986 million in 2000 and ¥200,386 million in 1999. In 2001, major capital expenditure included mainly the construction of a new corporate headquarters office and the expansion of manufacturing facilities to enable increased production of semiconductor production equipment.

At December 31, 2001, Canon had outstanding commitments of approximately ¥51,446 million (U.S.$390 million) to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

Capital expenditure
(Millions of yen)


200,000
0
219,779
221,401
200,386
170,986
207,674
97
98
99
00
01

Working capital ratio


2
0
1.53
1.60
1.70
1.71
1.91
97
98
99
00
01

Return on stochholder's equity


12
0
11.2%
9.7%
6.0%
10.7%
12.2%
97
98
99
00
01

Working capital in 2001 increased ¥79,502 million (U.S.$602 million), to ¥776,111 million (U.S.$5,880 million), compared with ¥696,609 million in 2000 and ¥609,730 million in 1999. The increase was primarily attributable to the decrease of short-term loans and trade payables. Canon believes its working capital is sufficient for its present requirements.

The working capital ratio (current assets to current liabilities) for 2001 was 1.91, compared with 1.71 for 2000 and 1.70 for 1999.

Return on assets rose to 5.9% in 2001, compared with 4.9% in 2000 and 2.6% in 1999. This increase was due mainly to increased net income. **Return on stockholders' equity** also rose to 12.2% in 2001, compared with 10.7% in 2000 and 6.0% in 1999.

The debt ratio (total debt to total assets) declined to 10.4% in 2001 from 13.8% in 2000.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development (R&D) is an important aspect of Canon's operations. Canon believes that the competitiveness and excellence of its products can be attributed primarily to its research and development activities.

Canon employs approximately 7,300 R&D engineers and scientists who are involved in the fields of precision mechanics, electronics, optics, applied physics and organic and inorganic chemistry. Canon had research and development expenditures of ¥218,616 million (US$1,656 million) in fiscal 2001, ¥194,552 million in fiscal 2000 and ¥177,922 million in fiscal 1999. Canon's strategy emphasizes the application of advanced technologies to competitive new products, the improvement of manufacturing techniques and basic research for the future.

Canon's R&D activities are conducted at following five primary centers.

- Core Technology Development Headquarters (where component engineering and base technology R&D, such as in new materials, nanotechnology and production engineering, is conducted)
- Platform Technology Development Headquarters (where platform technologies for digital network device R&D is conducted)
- Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)
- Display Development Headquarters (where display devices R&D is conducted)
- Ecology Research Center (where solar cell battery R&D is conducted)

In addition, Canon maintains R&D centers for each of its product divisions.

Canon generates a significant number of patented innovations every year. The ownership of patents is important to Canon, but Canon does not believe that the expiration of any single patent or group of related patents will materially affect its business.

MARKET RISK MANAGEMENT

Canon is exposed to market risks, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments.

Equity Price Risk

Canon holds marketable securities and marketable investments included in current assets for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities and marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and marketable investments for trading purposes.

Maturities and fair values of such marketable securities and marketable investments were as follows at December 31, 2001.

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due within one year	¥ 3,824	3,883	$ 28,970	29,417
Due after one year through five years	2,074	2,387	15,712	18,083
Due after five years	5,516	5,550	41,788	42,046
Equity securities	7,438	12,363	56,348	93,659
	¥ 18,852	24,183	$142,818	183,205

Foreign Exchange Rates and Interest Rates Risk

Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. Canon and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified among a number of major financial institutions.

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency exchange rate. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts, which it uses to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

The following table provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2001 together with the related weighted average contractual exchange rates at December 31, 2001. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2002.

	Millions of yen (except average contractual rates)			
Forwards to sell foreign currencies:	U.S.$/Yen	euro/Yen	Others	Total
Contract amounts	¥ 117,579	115,405	17,904	250,888
Estimated fair value	(7,414)	(5,384)	(701)	(13,499)
Average contractual rates	120.98	109.35		
	Thousands of U.S. dollar			
Forwards to sell foreign currencies:	U.S.$/Yen	euro/Yen	Others	Total
Contract amounts	$ 890,750	874,280	135,637	1,900,667
Estimated fair value	(56,167)	(40,788)	(5,310)	(102,265)

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

The information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates are shown on page 40. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2001 together with the related weighted average contractual interest rates at December 31, 2001.

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

LONG-TERM DEBT (including due within one year)

(Millions of yen)

	Average interest rates	Total	Expected maturity date 2002	2003	2004	2005	2006	Thereafter	Estimated Fair Value
Japanese yen notes	2.26%	¥ 92,479	37,559	9,920	20,000	5,000	–	20,000	96,436
Japanese yen convertible debentures	1.21%	18,945	3,825	–	–	5,172	–	9,948	57,020
Loans, principally from banks	3.93%	37,850	16,189	10,546	5,202	1,570	433	3,910	36,121
Total		¥ 149,274	57,573	20,466	25,202	11,742	433	33,858	189,577

INTEREST RATE SWAP

(Millions of yen)

Notional principal amount (million)	Average receive rate	Average pay rate	Total	Expected maturity date 2002	2003	2004	2005	2006	Thereafter	Estimated Fair Value
¥ 20,000	2.60%	–0.03%	¥ 20,000	20,000	–	–	–	–	–	575
US$ 476	5.34%	1.98%	62,811	9,123	19,250	34,438	–	–	–	(1,463)

LONG-TERM DEBT (including due within one year)

(Thousands of U.S. dollars)

	Average interest rates	Total	Expected maturity date 2002	2003	2004	2005	2006	Thereafter	Estimated Fair Value
Japanese yen notes	2.26%	$ 700,599	284,538	75,152	151,515	37,879	–	151,515	730,576
Japanese yen convertible debentures	1.21%	143,524	28,977	–	–	39,182	–	75,365	431,970
Loans, principally from banks	3.93%	286,741	122,644	79,894	39,409	11,894	3,280	29,620	273,645
Total		$1,130,864	436,159	155,046	190,924	88,955	3,280	256,500	1,436,191

INTEREST RATE SWAP

(Thousands of U.S. dollars)

Notional principal amount (million)	Average receive rate	Average pay rate	Total	Expected maturity date 2002	2003	2004	2005	2006	Thereafter	Estimated Fair Value
¥ 20,000	2.60%	–0.03%	$ 151,515	151,515	–	–	–	–	–	4,356
US$ 476	5.34%	1.98%	475,841	69,114	145,833	260,894	–	–	–	(11,083)

REGARDING THE ENVIRONMENT

Canon is not aware of any sites that may have an adverse material effect on its liquidity, financial position or results of operations. It is difficult to estimate future environmental expenditure because of the many uncertainties involved, including the future status of the law, regulations, technology and information. Nevertheless, Canon believes that capital expenditure and expenses incurred in complying with current laws for environmental protection will not have a material effect upon its liquidity, financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Collectibility of Receivables

Canon is required to estimate the collectibility of its notes receivables and accounts receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment.

Deferred Tax Assets

Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon's deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon's judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute our operating restructuring activities and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances.

Recoverability of Long-lived Assets

Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Employee Retirement and Severance Benefit Plan

Canon has significant employee retirement and severance benefit costs and credits which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. Canon is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related employee retirement and severance benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in Canon's related headcount due to changes in the assumptions.

LOOKING FORWARD

The Canon Group is pursuing the goals set forth in Phase II of the Excellent Global Corporation Plan (2001-2005). Canon will push forward with its operating reorganization efforts, from R&D and production to head office administrative operations, simultaneously targeting improved productivity and the elimination of waste, along with the development and strengthening of common basic technologies in support of product development to facilitate the launch of advanced high value-added products ahead of its competition. Efforts will also be focused on the in-house production of key components, key parts and high-efficiency factory automation equipment to realize even greater cost reductions. In marketing activities, Canon is working to expand and strengthen its solutions business and is promoting the optimization of distribution channels and back-office operations. Also, as the importance of environmentally conscious products continues to increase, progress is being made in the development of a technological infrastructure to support the design of such products.

Canon sells laser beam printers on an original equipment manufacturing (OEM) basis to Hewlett-Packard Co. (HP). During the year ended December 31, 2001, such sales constituted approximately 21% of consolidated net sales.

In September 2001, HP proposed a business combination with Compaq Computer Co. HP's special shareholders meeting to approve this proposed combination will be held on March 19, 2002. Although the business combination has not been concluded yet, we believe that if concluded it will not directly affect in an adverse and material way our OEM business. However, our operating results could be significantly and adversely affected if HP's management decides not to continue its OEM business relationship with Canon.

On January 31, 2002, Canon Inc. and Canon Components, Inc. (CCI) executed a memorandum of understanding to make CCI a wholly-owned subsidiary of Canon through a share exchange, following resolutions by their respective board of directors' meetings. CCI is already a consolidated subsidiary of Canon, and therefore the impact of the share exchange on Canon's future consolidated business results is not expected to be material.

The foregoing discussion in Financial Overview contains forward-looking statements that reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon's ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition in Canon's major markets; uncertainty of continued demand for Canon's high-value-added products; uncertainty in the continued growth of computer and related markets; uncertainty of increased demand for Canon's semiconductor production equipment; Canon's ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

TEN-YEAR FINANCIAL SUMMARY

(Millions of yen except per share amounts)

	2001	2000	1999	1998
Net sales:				
Domestic	¥ 827,288	779,366	718,513	725,063
Overseas	2,080,285	1,917,054	1,812,383	2,011,021
Total	2,907,573	2,696,420	2,530,896	2,736,084
Percentage of previous year	107.8%	106.5	92.5	102.5
Net income	167,561	134,088	70,234	109,569
Percentage of sales	5.8%	5.0	2.8	4.0
Advertising	66,837	67,840	67,544	76,911
Research and development	218,616	194,552	177,922	176,967
Depreciation	147,286	144,043	155,682	159,888
Capital expenditure	207,674	170,986	200,386	221,401
Long-term debt, excluding current installments	95,526	142,925	165,277	180,320
Stockholders' equity	1,458,476	1,298,914	1,202,003	1,155,520
Total assets	2,844,756	2,832,125	2,587,532	2,728,329
Per share data:				
Income before cumulative effect of change in accounting principle:				
Basic	187.07	153.66	80.66	126.10
Diluted	184.55	151.51	79.50	123.93
Net income:				
Basic	191.29	153.66	80.66	126.10
Diluted	188.70	151.51	79.50	123.93
Cash dividends declared	25.00	21.00	17.00	17.00
Stock price:				
High	5,330	5,620	4,200	3,400
Low	3,150	3,400	2,170	1,930
Average number of common shares in thousands	875,960	872,606	870,699	868,916
Number of employees	93,620	86,673	81,009	79,799

Common stock price range
(Yen)



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
92
93
94
95
96
97
98
99
00
01

1997	1996	1995	1994	1993	1992	(Thousands of U.S. dollars except per share amounts) 2001
811,455	784,917	677,692	596,564	536,853	537,308	$ 6,267,333
1,858,079	1,687,920	1,408,186	1,266,160	1,236,308	1,316,571	15,759,735
2,669,534	2,472,837	2,085,878	1,862,724	1,773,161	1,853,879	22,027,068
108.0	118.6	112.0	105.1	95.6	102.4	107.8
118,813	94,177	55,036	31,024	21,102	35,621	1,269,402
4.5	3.8	2.6	1.7	1.2	1.9	5.8
75,800	68,354	53,033	44,698	42,468	57,723	506,341
170,793	150,085	125,253	121,273	104,191	100,521	1,656,182
137,777	117,263	104,474	103,304	100,631	96,376	1,115,803
219,779	176,357	123,560	133,068	151,808	149,014	1,573,288
226,889	192,254	298,055	311,002	430,285	285,377	723,682
1,109,511	1,007,434	880,150	808,985	721,411	708,454	11,049,061
2,872,779	2,644,452	2,506,152	2,270,010	2,165,370	2,163,291	21,551,182
137.73	111.29	65.96	38.50	27.01	47.09	1.42
134.60	106.96	62.73	35.84	26.76	46.46	1.40
137.73	111.29	65.96	38.50	27.01	47.09	1.45
134.60	106.96	62.73	35.84	26.76	46.46	1.43
17.00	15.00	13.00	12.50	12.50	12.50	0.19
3,820	2,630	1,940	1,820	1,560	1,470	40.38
2,280	1,780	1,230	1,530	1,270	1,200	23.86
862,664	846,224	834,329	805,897	781,261	756,497	
78,767	75,628	72,280	67,672	64,535	64,512	

Notes:

1. U.S. dollar amounts are translated from yen at the rate of ¥132=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2001.
2. Canon adopted new accounting standards for sales incentives, and applied retroactively to the consolidated financial statements for the prior years.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (note 2) 2001
Current assets:			
Cash and cash equivalents	¥ 506,234	493,962	$ 3,835,106
Marketable securities (note 4)	4,772	10,943	36,152
Trade receivables (notes 5 and 8)	456,635	479,790	3,459,356
Inventories (notes 6 and 8)	448,300	490,693	3,396,212
Prepaid expenses and other current assets (note 11)	214,353	196,011	1,623,886
Total current assets	1,630,294	1,671,399	12,350,712
Noncurrent receivables and restricted funds (note 19)	21,125	27,626	160,038
Investments (notes 4 and 8)	66,168	119,195	501,273
Net property, plant and equipment (notes 7 and 8)	821,125	771,594	6,220,644
Other assets (notes 10 and 11)	306,044	242,311	2,318,515
Total assets	¥2,844,756	2,832,125	$21,551,182

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (note 2) 2001
Current liabilities:			
Short-term loans (note 8)	¥ 200,104	248,688	$ 1,515,939
Trade payables (note 9)	354,446	444,633	2,685,197
Income taxes (note 11)	65,324	53,865	494,879
Accrued expenses	157,335	164,484	1,191,932
Other current liabilities (note 11)	76,974	63,120	583,136
Total current liabilities	854,183	974,790	6,471,083
Long-term debt, excluding current installments (note 8)	95,526	142,925	723,682
Accrued pension and severance cost (note 10)	237,537	194,445	1,799,523
Other noncurrent liabilities (note 11)	17,645	22,838	133,674
Total liabilities	1,204,891	1,334,998	9,127,962
Minority interests	181,389	198,213	1,374,159
Stockholders' equity:			
Common stock			
Authorized 2,000,000,000 shares; issued 876,282,332 shares in 2001 and 875,627,023 shares in 2000 (notes 8 and 12)	165,287	164,796	1,252,174
Additional paid-in capital (notes 8 and 12)	392,456	391,939	2,973,152
Legal reserve (note 13)	38,330	35,584	290,379
Retained earnings (notes 11 and 13)	997,848	853,177	7,559,454
Accumulated other comprehensive income (loss) (notes 4, 10, 11, 15 and 18)	(135,168)	(146,582)	(1,024,000)
Treasury stock, at cost 69,889 shares in 2001	(277)	–	(2,098)
Total stockholders' equity	1,458,476	1,298,914	11,049,061
Commitments and contingent liabilities (note 19)			
Total liabilities and stockholders' equity	¥2,844,756	2,832,125	$21,551,182

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (note 2)
	2001	2000	1999	2001
Net sales	¥ 2,907,573	2,696,420	2,530,896	$ 22,027,068
Cost of sales	1,626,959	1,577,461	1,497,940	12,325,447
Gross profit	1,280,614	1,118,959	1,032,956	9,701,621
Selling, general and administrative expenses	998,775	884,828	864,612	7,566,477
Operating profit	281,839	234,131	168,344	2,135,144
Other income (deductions):				
Interest and dividend income	9,571	11,428	10,222	72,508
Interest expense	(10,712)	(15,018)	(20,356)	(81,152)
Other, net	868	(3,345)	(2,138)	6,576
	(273)	(6,935)	(12,272)	(2,068)
Income before income taxes and minority interests	281,566	227,196	156,072	2,133,076
Income taxes (note 11)	115,154	87,197	83,939	872,379
Income before minority interests	166,412	139,999	72,133	1,260,697
Minority interests	2,543	5,911	1,899	19,265
Income before cumulative effect of change in accounting principle	163,869	134,088	70,234	1,241,432
Cumulative effect of change in accounting principle, net of tax (note 1(o))	3,692	—	—	27,970
Net income	¥ 167,561	134,088	70,234	$ 1,269,402

	Yen			U.S. dollars (note 2)
Earnings per share (notes 1(q) and 16):				
Income before cumulative effect of change in accounting principle:				
Basic	¥ 187.07	153.66	80.66	$ 1.42
Diluted	184.55	151.51	79.50	1.40
Net income:				
Basic	¥ 191.29	153.66	80.66	$ 1.45
Diluted	188.70	151.51	79.50	1.43
Dividends per common share (note 13)	¥ 25.00	21.00	17.00	$ 0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (note 2)
	2001	2000	1999	**2001**
Common stock:				
Balance at beginning of year	¥ 164,796	163,969	163,033	$ 1,248,454
Conversion of convertible debt (notes 12 and 14)	491	668	936	3,720
Share issued for acquisition of minority interests (notes 12 and 14)	–	159	–	–
Balance at end of year	165,287	164,796	163,969	1,252,174
Additional paid-in capital:				
Balance at beginning of year	391,939	376,848	375,913	2,969,235
Conversion of convertible debt and other (notes 12 and 14)	517	661	935	3,917
Share issued for acquisition of minority interests (notes 12 and 14)	–	14,430	–	–
Balance at end of year	392,456	391,939	376,848	2,973,152
Legal reserve:				
Balance at beginning of year	35,584	33,518	31,396	269,576
Transfers from retained earnings (note 13)	2,746	2,066	2,122	20,803
Balance at end of year	38,330	35,584	33,518	290,379
Retained earnings:				
Balance at beginning of year	853,177	735,975	682,663	6,463,462
Net income for the year	167,561	134,088	70,234	1,269,402
Cash dividends (note 13)	(20,144)	(14,820)	(14,797)	(152,607)
Transfers to legal reserve (note 13)	(2,746)	(2,066)	(2,122)	(20,803)
Other	–	–	(3)	–
Balance at end of year	997,848	853,177	735,975	7,559,454
Accumulated other comprehensive income (loss): (notes 4, 10, 11, 15 and 18)				
Balance at beginning of year	(146,582)	(108,307)	(97,485)	(1,110,469)
Other comprehensive income (loss) for the year, net of tax	11,414	(38,275)	(10,822)	86,469
Balance at end of year	(135,168)	(146,582)	(108,307)	(1,024,000)
Treasury stock:				
Balance of begining of year	–	–	–	–
Purchase	(277)	–	–	(2,098)
Balance at end of year	(277)	–	–	(2,098)
Total stockholders' equity	¥ 1,458,476	1,298,914	1,202,003	$ 11,049,061
Disclosure of comprehensive income:				
Net income for the year	¥ 167,561	134,088	70,234	$ 1,269,402
Other comprehensive income (loss) for the year, net of tax (note 15)	11,414	(38,275)	(10,822)	86,469
Total comprehensive income for the year	¥ 178,975	95,813	59,412	$ 1,355,871

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Thousands of U.S. dollars (note 2)
	2001	2000	1999	2001
Net income	¥ 167,561	134,088	70,234	$ 1,269,402
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	152,300	146,477	158,111	1,153,788
Loss on disposal of property, plant and equipment	20,323	14,080	8,814	153,962
Gain on securities contributed to retirement benefit trust (notes 4 and 10)	(15,536)	–	–	(117,697)
Deferred income taxes	2,172	(10,280)	(5,972)	16,455
Decrease (increase) in trade receivables	47,844	(52,751)	(1,231)	362,455
Decrease (increase) in inventories	73,858	(27,884)	107,913	559,530
Increase (decrease) in trade payables	(161,157)	100,588	(22,950)	(1,220,886)
Increase (decrease) in income taxes	10,561	6,917	(13,966)	80,008
Increase in accrued expenses	2,177	21,343	3,206	16,492
Other, net	5,649	14,038	4,758	42,794
Net cash provided by operating activities	305,752	346,616	308,917	2,316,303
Cash flows from investing activities:				
Capital expenditure	(207,674)	(170,986)	(200,386)	(1,573,288)
Proceeds from sale of property, plant and equipment	10,224	5,752	6,104	77,455
Payment for purchase of marketable securities	(9,225)	(3,082)	(12,349)	(69,886)
Proceeds from sale of marketable securities	9,473	2,428	6,637	71,765
Payment for purchase of investments	(2,452)	(14,702)	(9,770)	(18,576)
Other	7,062	(32,214)	8,782	53,500
Net cash used in investing activities	(192,592)	(212,804)	(200,982)	(1,459,030)
Cash flows from financing activities (note 14):				
Proceeds from long-term debt	7,417	17,358	23,811	56,189
Repayment of long-term debt	(40,423)	(32,529)	(75,005)	(306,235)
Decrease in short-term loans	(64,292)	(67,923)	(51,871)	(487,061)
Dividends paid (note 13)	(20,144)	(14,820)	(14,797)	(152,607)
Other	(3,786)	(2,683)	(4,961)	(28,680)
Net cash used in financing activities	(121,228)	(100,597)	(122,823)	(918,394)
Effect of exchange rate changes on cash and cash equivalents	20,340	(19,706)	(3,841)	154,091
Net change in cash and cash equivalents	12,272	13,509	(18,729)	92,970
Cash and cash equivalents at beginning of year	493,962	480,453	499,182	3,742,136
Cash and cash equivalents at end of year	¥ 506,234	493,962	480,453	$ 3,835,106
Cash paid during the year for:				
Interest	¥ 10,722	14,860	19,321	$ 81,227
Income taxes	102,421	90,560	103,877	775,917

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Description of Business

The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon's products also include business systems such as faxes, computers, micrographics and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon's sales in the year ended December 31, 2001 were distributed as follows: copying machines-31%, computer peripherals-35%, business systems-11%, cameras-13%, and optical and other products-10%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 70% of consolidated net sales in the year ended December 31, 2001 were generated outside Japan, with 34% in Americas, 27% in Europe and 9% in other areas.

Canon's manufacturing operations are conducted primarily at 17 plants in Japan and 13 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Mexico.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the year ended December 31, 2001.

(b) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of Canon after elimination of all significant intercompany balances and transactions.

(d) Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(e) Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gain and losses resulting from other foreign currency transactions are included in other income (deductions).

(f) Marketable Securities and Marketable Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(h) Investments in Affiliated Companies

Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon's equity in undistributed earnings of the latter companies is not significant.

Canon's share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Net earnings (loss)	¥ (1,845)	10,817	(2,848)	$ (13,977)
Dividends received	401	67	40	3,038

(i) Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(j) Goodwill and Other Intangible Assets

Goodwill, which represents the excess cost over the net tangible and identifiable intangible assets acquired at acquisition dates of investments in subsidiaries and affiliated companies, is being amortized on a straight-line basis over the expected periods to be benefited, generally 10 years. Canon assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Canon's average cost of funds.

Other intangible assets principally consist of software for internal-use. Certain costs incurred to purchase or develop software for internal-use during the application development stage are capitalized. The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally 5 years.

(k) Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 10).

(m) Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(n) Shipping and Handling Costs

Shipping and handling costs totaled ¥33,835 million ($256,326 thousand), ¥31,633 million and ¥30,244 million for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(o) Derivative Financial Instruments
On January 1, 2001, Canon adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in an increase to net income of approximately ¥3,692 million ($27,970 thousand) and a decrease to other comprehensive income (loss) of approximately ¥2,401 million ($18,189 thousand).

Prior to the adoption of SFAS 133 and 138, derivative financial instruments that were designated and effective to hedge forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in other income (deductions). Foreign currency derivative financial instruments generally qualified for hedge accounting if their maturity dates corresponded to hedged existing assets and liabilities denominated in foreign currencies, and gains and losses on such derivative financial instruments were recognized and recorded in other income (deductions) at end of year and at settlement, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the hedging derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income when the sale of the hedged items occurred. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of interest income or expense of such related underlying assets or liabilities (see note 17).

(p) Issuance of Stock by Subsidiaries

The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(q) Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

(r) Use of Estimates

Management of Canon has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(s) Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(t) Revenue Recognition

Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

(u) Accounting for Sales Incentives

In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.

In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 ("EITF 00-22"), "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period.

In April 2001, the Emerging Issues Task Force also reached a final consensus on Issue 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor to an entity that purchases the vendor's products for resale.

Canon adopted these consensuses on a prospective basis from the fiscal year beginning January 1, 2001. However, consolidated financial statements for the prior period have been reclassified to comply with the income statement display requirements. The adoption results in a reduction in net sales for the years ended December 31, 2000 and 1999 of ¥84,883 million and ¥91,369 million, respectively, and a corresponding decrease in selling, general and administrative expenses, with no effect on net income. The adoption of these consensuses did not have a material impact on the consolidated financial statements.

(v) New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Canon adopted the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001.

SFAS 141 requires Canon to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS 142, Canon is required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

In connection with the transitional impairment evaluation, SFAS 142 will require Canon to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, Canon must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in Canon's consolidated statement of income. The adoption of SFAS 141 did not have a material effect on Canon's consolidated financial position and results of operations. Management does not anticipate that the adoption of SFAS 142 will have a material effect on Canon's consolidated financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Canon is required to adopt the provisions of SFAS 143 on January 1, 2003. Currently, the effect on Canon's consolidated financial statements of adopting SFAS 143 has not been determined.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, which supersedes both Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS 121, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142. Canon adopted the provision of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material effect on Canon's consolidated financial position and results of operations.

(w) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended December 31, 2001. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (deductions), are recorded in selling, general and administrative expenses in the year ended December 31, 2001. As a result of the reclassification, operating profit for the years ended December 31, 2000 and 1999 decreased by ¥11,868 million and ¥7,712 million, respectively.

(2) Financial Statement Translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥132 = U.S. $1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on December 28, 2001. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

(3) Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Total assets	**¥1,074,856**	1,016,908	917,810	**$ 8,142,848**
Net assets	**482,986**	381,553	326,631	**3,658,985**
Net sales	**2,048,993**	1,864,123	1,776,688	**15,522,674**
Net income	**31,903**	37,519	32,876	**241,689**

(4) Marketable Securities and Marketable Investments

Marketable securities and marketable investments consist of available-for-sale securities. The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2001 and 2000 are as follows:

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2001: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 55	–	–	55
Corporate debt securities	3,623	59	–	3,682
Bank debt securities	91	–	–	91
Equity securities	1,008	2	66	944
	¥ 4,777	61	66	4,772
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 201	–	–	201
Corporate debt securities	5,553	267	–	5,820
Fund trusts	1,891	82	2	1,971
Equity securities	6,430	5,635	646	11,419
	¥14,075	5,984	648	19,411

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2000: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 49	–	–	49
Corporate debt securities	2,734	273	–	3,007
Bank debt securities	91	–	–	91
Fund trusts	2,977	540	–	3,517
Equity securities	3,260	1,116	97	4,279
	¥ 9,111	1,929	97	10,943
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 174	–	–	174
Corporate debt securities	5,133	126	–	5,259
Bank debt securities	149	1	–	150
Fund trusts	40	–	1	39
Equity securities	26,696	31,430	7	58,119
	¥32,192	31,557	8	63,741

(Thousands of U.S. dollars)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2001: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	$ 417	—	—	417
Corporate debt securities	27,447	447	—	27,894
Bank debt securities	689	—	—	689
Equity securities	7,636	16	500	7,152
	$ 36,189	463	500	36,152
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	$ 1,523	—	—	1,523
Corporate debt securities	42,068	2,023	—	44,091
Fund trusts	14,326	621	15	14,932
Equity securities	48,712	42,689	4,894	86,507
	$106,629	45,333	4,909	147,053

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by ¥13,603 million ($103,053 thousand) and ¥34,532 million in the years ended December 31, 2001 and 2000, respectively, and increased by ¥41,257 million in the year ended December 31, 1999.

Maturities of marketable securities and marketable investments classified as available-for-sale were as follows at December 31, 2001:

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due within one year	¥ 3,824	3,883	$ 28,970	29,417
Due after one year through five years	2,074	2,387	15,712	18,083
Due after five years	5,516	5,550	41,788	42,046
Equity securities	7,438	12,363	56,348	93,659
	¥18,852	24,183	$142,818	183,205

Proceeds from sale of available-for-sale securities were ¥9,473 million ($71,765 thousand), ¥2,428 million and ¥6,637 million in the years ended December 31, 2001, 2000 and 1999, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was ¥38,954 million ($295,106 thousand). Upon contribution of those available-for-sale securities, the net unrealized gains amounting to ¥15,536 million ($117,697 thousand) were realized and were accounted for as "Other, net" in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2000 and 1999 were insignificant.

(5) Trade Receivables

Trade receivables are summarized as follows:

		Millions of yen			Thousands of U.S. dollars
		2001	2000		2001
Notes	¥	43,563	44,189	$	330,023
Accounts		424,163	447,218		3,213,356
Less allowance for doubtful receivables		11,091	11,617		84,023
	¥	456,635	479,790	$	3,459,356

(6) Inventories

Inventories comprised the following:

		Millions of yen			Thousands of U.S. dollars
		2001	2000		2001
Finished goods	¥	323,910	354,796	$	2,453,864
Work in process		106,255	121,278		804,962
Raw materials		18,135	14,619		137,386
	¥	448,300	490,693	$	3,396,212

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

		Millions of yen			Thousands of U.S. dollars
		2001	2000		2001
Land	¥	157,251	155,358	$	1,191,295
Buildings		691,661	652,779		5,239,856
Machinery and equipment		936,281	918,490		7,093,038
Construction in progress		61,039	34,819		462,417
		1,846,232	1,761,446		13,986,606
Less accumulated depreciation		1,025,107	989,852		7,765,962
	¥	821,125	771,594	$	6,220,644

(8) Short-term Loans and Long-term Debt

Short-term loans consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Bank borrowings	¥ 62,103	65,911	$ 470,477
Acceptances payable by foreign subsidiaries	84,253	144,282	638,280
Long-term debt due within one year	53,748	38,495	407,182
	¥ 200,104	248,688	$ 1,515,939

The weighted average interest rates on short-term loans outstanding at December 31, 2001 and 2000 were 2.76% and 6.05%, respectively.

At December 31, 2001, unused short-term credit facilities for issuance of commercial paper amounted to ¥65,975 million ($499,810 thousand).

A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries' inventories and trade receivables.

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 3.93% and 3.40% at December 31, 2001 and 2000, respectively, partially secured by mortgage of property, plant and equipment and marketable securities	¥ 37,850	49,574	$ 286,742
2-7/20% Japanese yen notes, due 2001	—	19,920	—
2-1/20% Japanese yen notes, due 2002	5,000	5,000	37,879
2-3/5% Japanese yen notes, due 2002	20,479	20,000	155,144
1-7/50% Japanese yen notes, due 2002	2,000	2,000	15,151
1-3/5% Japanese yen notes, due 2002	10,000	10,000	75,758
2-3/10% Japanese yen notes, due 2003	5,000	5,000	37,879
1-53/100% Japanese yen notes, due 2003	5,000	5,000	37,879
2-23/40% Japanese yen notes, due 2004	10,000	10,000	75,758
2-1/40% Japanese yen notes, due 2004	10,000	10,000	75,758
1-22/25% Japanese yen notes, due 2005	5,000	5,000	37,879
2-19/20% Japanese yen notes, due 2007	10,000	10,000	75,758
2-27/100% Japanese yen notes, due 2008	10,000	10,000	75,758
1% Japanese yen convertible debentures, due 2002	3,825	4,746	28,977
1-2/10% Japanese yen convertible debentures, due 2005	5,172	5,221	39,181
1-3/10% Japanese yen convertible debentures, due 2008	9,948	9,959	75,363
	149,274	181,420	1,130,864
Less amount due within one year	53,748	38,495	407,182
	¥ 95,526	142,925	$ 723,682

The aggregate annual maturities of long-term debt outstanding at December 31, 2001 were as follows:

	Millions of yen	Thousands of U.S. dollars
2002	¥ 57,573	$ 436,159
2003	20,466	155,046
2004	25,202	190,924
2005	11,742	88,955
2006	433	3,280
Later years	33,858	256,500
	¥ 149,274	$ 1,130,864

Property, plant and equipment with a book value at December 31, 2001 of ¥10,713 million ($81,159 thousand) were mortgaged to secure long-term debt.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1% Japanese yen convertible debentures due 2002 are currently convertible into approximately 2,555,000 shares of common stock at a conversion price of ¥1,497.00 ($11.34) per share.

The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,455,000 shares of common stock at a conversion price of ¥1,497.00 ($ 11.34) per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2004 at premiums ranging from 3% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,645,000 shares of common stock at a conversion price of ¥1,497.00 ($ 11.34) per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2007 at premiums ranging from 6% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

(9) Trade Payables

Trade payables are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Notes	¥ 86,432	139,804	$ 654,788
Accounts	268,014	304,829	2,030,409
	¥354,446	444,633	$2,685,197

(10) Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plan includes a portion of the governmental welfare pension benefits which would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan. Management considers that a portion of the contributory plans, which are administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

Net periodic benefit cost for Canon's employee retirement and severance defined benefit plans for the years ended December 31, 2001, 2000 and 1999 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Service cost — benefits earned during the year	¥ 36,553	31,712	31,295	$ 276,917
Interest cost on projected benefit obligation	20,341	16,512	15,599	154,098
Expected return on plan assets	(13,636)	(9,834)	(10,393)	(103,303)
Net amortization	8,755	5,016	6,566	66,326
	¥ 52,013	43,406	43,067	$ 394,038

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Change in benefit obligations:			
Benefit obligations at beginning of year	¥ 614,187	518,078	$ 4,652,932
Service cost	36,553	31,712	276,917
Interest cost	20,341	16,512	154,098
Plan participants' contributions	3,517	3,512	26,644
Amendments	(56,664)	–	(429,273)
Actuarial loss	69,352	44,349	525,394
Benefits paid	(9,816)	(6,727)	(74,364)
Other	40,621	6,751	307,735
Benefit obligations at end of year	718,091	614,187	5,440,083
Change in plan assets:			
Fair value of plan assets at beginning of year	338,223	311,407	2,562,295
Actual return on plan assets	(34,942)	(1,349)	(264,712)
Employer contributions	89,626	27,594	678,985
Plan participants' contributions	3,517	3,512	26,644
Benefits paid	(9,816)	(6,727)	(74,364)
Other	42,875	3,786	324,811
Fair value of plan assets at end of year	429,483	338,223	3,253,659
Funded status	(288,608)	(275,964)	(2,186,424)
Unrecognized actuarial loss	295,664	189,906	2,239,879
Unrecognized prior service cost	(56,664)	–	(429,273)
Unrecognized net transition obligation being recognized over 22 years	5,333	5,680	40,401
Net amount recognized	¥ (44,275)	(80,378)	$ (335,417)
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost	¥ 1,394	–	$ 10,561
Accrued pension and serverance cost	(237,537)	(194,445)	(1,799,523)
Intangible assets	–	5,680	–
Accumulated other comprehensive income (loss), gross of tax	191,868	108,387	1,453,545
Net amount recognized	¥ (44,275)	(80,378)	$ (335,417)
Weighted-average assumptions:			
Discount rate	2.7%	3.0%	
Assumed rate of increase in future compensation levels	3.3%	2.1%	
Expected long-term rate of return on plan assets	3.5%	4.0%	

Employer contributions for the year ended December 31, 2001 include contribution of equity securities to an employee pension trust. The fair value of those securities at the time of contribution was ¥38,954 million ($295,106 thousand).

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were ¥671,407 million ($5,086,417 thousand), ¥608,706 million ($4,611,409 thousand) and ¥381,514 million ($2,890,258 thousand) as of December 31, 2001.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(11) Income Taxes

Total income taxes were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Income before income taxes and minority interests	¥ 115,154	87,197	83,939	$ 872,379
Stockholders' equity – accumulated other comprehensive income (loss):				
Foreign currency translation adjustments	(684)	1,387	(239)	(5,182)
Net unrealized gains on securities	(11,692)	(25,457)	37,286	(88,575)
Net losses on derivative instruments	(1,755)	–	–	(13,295)
Minimum pension liability adjustments	(26,592)	(19,365)	7,712	(201,455)
	¥ 74,431	43,762	128,698	$ 563,872

Domestic and foreign components of income before income taxes and minority interests ("income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen		
	Japanese	Foreign	Total
2001: Income before income taxes	**¥230,456**	**51,110**	**281,566**
Income taxes:			
Current	**¥ 95,664**	**17,318**	**112,982**
Deferred	**(1,738)**	**3,910**	**2,172**
	¥ 93,926	**21,228**	**115,154**
2000: Income before income taxes	¥166,074	61,122	227,196
Income taxes:			
Current	¥ 78,832	18,645	97,477
Deferred	(14,584)	4,304	(10,280)
	¥ 64,248	22,949	87,197
1999: Income before income taxes	¥100,044	56,028	156,072
Income taxes:			
Current	¥ 64,197	25,714	89,911
Deferred	(2,097)	(3,875)	(5,972)
	¥ 62,100	21,839	83,939

	Thousands of U.S. dollars		
	Japanese	Foreign	Total
2001: Income before income taxes	**$1,745,879**	**387,197**	**2,133,076**
Income taxes:			
Current	**$ 724,727**	**131,198**	**855,925**
Deferred	**(13,166)**	**29,620**	**16,454**
	$ 711,561	**160,818**	**872,379**

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0 % in the years ended December 31, 2001 and 2000, respectively, and 47.0% in the year ended December 31, 1999.

Amendments to Japanese tax regulations were enacted into law on March 24, 1999. As a result of these amendments, the normal income tax rate was reduced from approximately 47.0% to 42.0% effective from Canon's fiscal year beginning January 1, 2000. Current income taxes were calculated at the rate of 42.0% in effect for the years ended December 31, 2001 and 2000, and 47% in effect for the year ended December 31, 1999. Deferred income tax assets and liabilities as of December 31, 2001 and 2000 were measured at a rate of principally 42.0%. The effects of the income tax rate reduction on deferred income tax balances as of December 31, 1999 are presented below.

The significant components of deferred income tax expense (benefit) attributable to income before income taxes are as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Deferred tax expense (exclusive of the effects of other components listed below)	¥ 2,172	(10,280)	(16,181)	$ 16,454
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	10,209	—
	¥ 2,172	(10,280)	(5,972)	$ 16,454

A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2001	2000	1999
Japanese normal income tax rate	42.0%	42.0%	47.0%
Increase (reduction) in income taxes resulting from:			
Expenses not deductible for tax purposes	1.4	0.9	1.0
Tax benefits not recognized on operating losses of subsidiaries	0.9	0.9	1.2
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	(2.0)	(1.9)	(6.1)
Tax credit for increased research and development expenses	(2.1)	(1.3)	(0.5)
Effect of enacted changes in tax laws and rates	—	—	6.5
Other	0.7	(2.2)	4.7
Effective income tax rate	40.9%	38.4%	53.8%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Prepaid expenses and other current assets	¥ 82,951	81,789	$ 628,416
Other assets	160,821	110,095	1,218,341
Other current liabilities	(1,517)	(961)	(11,492)
Other noncurrent liabilities	(10,234)	(16,704)	(77,530)
	¥ 232,021	174,219	$ 1,757,735

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Deferred tax assets:			
Inventories – intercompany profits and write-downs	¥ 49,754	52,279	$ 376,924
Accrued business tax	6,146	4,587	46,561
Accrued pension and severance cost	39,941	32,421	302,583
Minimum pension liability adjustments	87,524	45,520	663,061
Property, plant and equipment – intercompany profits	3,715	3,840	28,144
Research and development – costs capitalized for tax purposes	23,067	24,527	174,750
Depreciation	13,828	12,853	104,757
Other	61,636	46,494	466,940
Total gross deferred tax assets	285,611	222,521	2,163,720
Less valuation allowance	12,875	6,367	97,538
Net deferred tax assets	272,736	216,154	2,066,182
Deferred tax liabilities:			
Land including deferred gain on sale	(3,028)	(3,305)	(22,939)
Unamortized debt issuance cost	(205)	(276)	(1,553)
Accounts receivable – allowance for doubtful accounts	(990)	(1,601)	(7,500)
Undistributed earnings of foreign subsidiaries and affiliated companies	(5,472)	(5,899)	(41,455)
Net unrealized gains on securities	(2,247)	(13,939)	(17,023)
Other	(28,773)	(16,915)	(217,977)
Total gross deferred tax liabilities	(40,715)	(41,935)	(308,447)
Net deferred tax assets	¥232,021	174,219	$ 1,757,735

The valuation allowance for deferred tax assets as of January 1, 2000 was ¥4,191 million. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was an increase of ¥6,508 million ($49,303 thousand) and ¥2,176 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2001.

At December 31, 2001, Canon had net operating losses carried forward for income tax purposes of approximately ¥23,357 million ($176,947 thousand) which were available to reduce future income taxes, if any. Approximately ¥22,490 million ($170,379 thousand) of the operating losses expire through 2008 while the remainder have an indefinite carryforward period.

Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

Canon has not recognized deferred tax liabilities of approximately ¥35,404 million ($268,212 thousand) for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2001 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2001, such undistributed earnings of these subsidiaries were approximately ¥342,414 million ($2,594,045 thousand).

(12) Common Stock

During the years ended December 31, 2001, 2000 and 1999, the Company issued 655,309 shares, 4,071,325 shares and 1,249,828 shares of common stock, respectively. The issuance of 3,176,373 shares during the year ended December 31, 2000 was in connection with the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. ("Canon Chemicals"). The acquisition of the minority interest was consummated on November 7, 2000, whereby Canon Chemicals became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 was accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(13) Legal Reserve and Cash Dividends

The Japanese Commercial Code provided that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of common stock. The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating positive ¥10,340 million ($78,333 thousand) at December 31, 2001 is included in retained earnings.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2001, 2000 and 1999 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of ¥14.50 ($0.11) per share, aggregating ¥12,705 million ($96,250 thousand), subsequently proposed by the Board of Directors in respect of the year ended December 31, 2001.

Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to ¥631,646 million ($4,785,197 thousand) at December 31, 2001.

(14) Noncash Financing Activities

In the years ended December 31, 2001, 2000 and 1999, common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥981 million ($7,432 thousand), ¥1,335 million and ¥1,871 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. during the year ended December 31, 2000, goodwill classified as other assets, common stock and additional paid-in capital increased by ¥4,116 million, ¥159 million and ¥14,430 million, respectively, and also minority interests decreased by ¥10,473 million.

(15) Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (104,149)	(127,148)	(66,372)	$ (789,007)
Adjustments for the year	51,489	22,999	(60,776)	390,068
Balance at end of year	(52,660)	(104,149)	(127,148)	(398,939)
Net unrealized gains on securities:				
Balance at beginning of year	14,167	48,699	7,442	107,325
Adjustments for the year	(13,603)	(34,532)	41,257	(103,053)
Balance at end of year	564	14,167	48,699	4,272
Net losses on derivative instruments:				
Balance at beginning of year	–	–	–	–
Adjustments for the year	(2,423)	–	–	(18,356)
Balance at end of year	(2,423)	–	–	(18,356)
Minimum pension liability adjustments:				
Balance at beginning of year	(56,600)	(29,858)	(38,555)	(428,788)
Adjustments for the year	(24,049)	(26,742)	8,697	(182,189)
Balance at end of year	(80,649)	(56,600)	(29,858)	(610,977)
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	(146,582)	(108,307)	(97,485)	(1,110,469)
Adjustments for the year	11,414	(38,275)	(10,822)	86,469
Balance at end of year	¥ (135,168)	(146,582)	(108,307)	$ (1,024,000)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2001:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ 50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income	(18)	–	(18)
Net change during the year	50,805	684	51,489
Net unrealized gains on securities:			
Amount arising during the year	(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income	(16,861)	7,157	(9,704)
Net change during the year	(25,295)	11,692	(13,603)
Net losses on derivative instruments:			
Amount arising during the year	(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income	6,968	(2,926)	4,042
Net change during the year	(4,178)	1,755	(2,423)
Minimum pension liability adjustments	(50,641)	26,592	(24,049)
Other comprehensive income (loss)	¥ (29,309)	40,723	11,414
2000:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ 25,581	(1,392)	24,189
Reclassification adjustments for gains and losses realized in net income	(1,195)	5	(1,190)
Net change during the year	24,386	(1,387)	22,999
Net unrealized gains on securities:			
Amount arising during the year	(57,484)	24,409	(33,075)
Reclassification adjustments for gains and losses realized in net income	(2,505)	1,048	(1,457)
Net change during the year	(59,989)	25,457	(34,532)
Minimum pension liability adjustments	(46,107)	19,365	(26,742)
Other comprehensive income (loss)	¥ (81,710)	43,435	(38,275)
1999:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ (61,023)	239	(60,784)
Reclassification adjustments for gains and losses realized in net income	8	–	8
Net change during the year	(61,015)	239	(60,776)
Net unrealized gains on securities:			
Amount arising during the year	79,789	(37,914)	41,875
Reclassification adjustments for gains and losses realized in net income	(1,246)	628	(618)
Net change during the year	78,543	(37,286)	41,257
Minimum pension liability adjustments	16,409	(7,712)	8,697
Other comprehensive income (loss)	¥ 33,937	(44,759)	(10,822)

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2001:			
Foreign currency translation adjustments:			
Amount arising during the year	$ 385,023	5,182	390,205
Reclassification adjustments for gains and losses realized in net income	(137)	—	(137)
Net change during the year	384,886	5,182	390,068
Net unrealized gains on securities:			
Amount arising during the year	(63,894)	34,356	(29,538)
Reclassification adjustments for gains and losses realized in net income	(127,734)	54,219	(73,515)
Net change during the year	(191,628)	88,575	(103,053)
Net losses on derivative instruments:			
Amount arising during the year	(84,439)	35,462	(48,977)
Reclassification adjustments for gains and losses realized in net income	52,788	(22,167)	30,621
Net change during the year	(31,651)	13,295	(18,356)
Minimum pension liability adjustments	(383,644)	201,455	(182,189)
Other comprehensive income (loss)	$ (222,038)	308,507	86,469

(16) Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Income before cumulative effect of change in accounting principle	¥ 163,869	134,088	70,234	$ 1,241,432
Effect of dilutive securities:				
1% Japanese yen convertible debentures, due 2002	40	45	45	303
1-2/10% Japanese yen convertible debentures, due 2005	48	50	50	364
1-3/10% Japanese yen convertible debentures, due 2008	91	91	89	689
Diluted income before cumulative effect of change in accounting principle	¥ 164,048	134,274	70,418	$ 1,242,788

	Number of shares		
Average common shares outstanding	875,960,380	872,606,481	870,699,219
Effect of dilutive securities:			
1% Japanese yen convertible debentures, due 2002	2,859,462	3,322,850	3,649,401
1-2/10% Japanese yen convertible debentures, due 2005	3,461,229	3,629,772	4,029,084
1-3/10% Japanese yen convertible debentures, due 2008	6,646,369	6,687,888	7,369,714
Other	—	3,937	15,994
Diluted common shares outstanding	888,927,440	886,250,928	885,763,412

	Yen			U.S. dollars
Earnings per share before cumulative effect of change in accounting principle:				
Basic	¥ 187.07	153.66	80.66	$ 1.42
Diluted	184.55	151.51	79.50	1.40

The computation of diluted net income per share for the year ended December 31, 2001 uses the same average common shares outstanding used for the computation of diluted net income per share before cumulative effect of accounting change, and reflects the effect of dilutive securities in diluted net income.

(17) Foreign Exchange Risk Management and Interest Rate Risk Management (prior to SFAS 133 and SFAS 138)

Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon does not hold or issue financial instruments for trading purposes.

The contract amounts of derivative financial instruments summarized in the following paragraphs do not represent amounts exchanged by the parties and thus are not a measure of the exposure of Canon through its use of derivative financial instruments. Canon is exposed to the risk of credit-related losses in the event of nonperformance by counterparties to foreign exchange contracts and interest rate swaps, but it does not expect any counterparties to fail given their high credit ratings.

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2000 are set forth below:

	Millions of yen
To sell foreign currencies	¥361,279
To buy foreign currencies	9,600
Receive-fixed interest rate swaps	40,000
Pay-fixed interest rate swaps	73,538

The Company and certain of its subsidiaries enter into foreign exchange contracts and currency swaps to hedge the risk of fluctuation in foreign currency exchange rates associated with certain trade receivables, long-term debt and anticipated sales transactions (including firm commitments) denominated in foreign currencies. The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debt denominated in foreign currencies which have the same terms as underlying debts. Interest rate swap contracts are generally used by the Company and certain of its subsidiaries to offset changes in the rates paid on long-term debt. Interest rate swap contracts outstanding at December 31, 2000 mature between 2001 and 2004.

(18) Derivatives and Hedging Activities

Risk management policy

Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Foreign currency exchange rate risk management

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management
Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Cash flow hedge
Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥6,465 million ($48,977 thousand) for the year ended December 31, 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of ¥4,042 million ($30,621 thousand) for the year ended December 31, 2001. The amounts of the hedging ineffectiveness is not material for the year ended December 31, 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of ¥1,907 million ($14,447 thousand) for the year ended December 31, 2001.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were ¥62,788 million ($475,667 thousand) at December 31, 2001. Canon recognized net losses related to those interest rate swaps in the amount of ¥2,521 million ($19,098 thousand) for the year ended December 31, 2001 and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2001 are set forth below:

	Millions of yen			
	U.S. dollars	Euro	Other	Total
To sell foreign currencies	¥117,810	115,475	17,603	250,888
To buy foreign currencies	11,554	1,593	596	13,743
Receive-fixed interest rate swaps	–	–	21,548	21,548
Pay-fixed interest rate swaps	62,788	–	–	62,788

	Thousands of U.S. dollars			
	U.S. dollars	Euro	Other	Total
To sell foreign currencies	$892,500	874,811	133,356	1,900,667
To buy foreign currencies	87,531	12,068	4,515	104,114
Receive-fixed interest rate swaps	–	–	163,242	163,242
Pay-fixed interest rate swaps	475,667	–	–	475,667

(19) Commitments and Contingent Liabilities

At December 31, 2001, commitments outstanding for the purchase of property, plant and equipment approximated ¥51,446 million ($389,742 thousand). Contingent liabilities for guarantees of bank loans to employees and to affiliated and other companies amounted to approximately ¥66,023 million ($500,174 thousand).

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥18,700 million ($141,667 thousand) and ¥19,195 million at December 31, 2001 and 2000, respectively, and are reflected in noncurrent receivables and restricted funds on the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

Year ending December 31:	Millions of yen	Thousands of U.S. dollars
2002	¥ 13,731	$104,023
2003	10,799	81,811
2004	6,708	50,818
2005	4,916	37,242
2006	3,863	29,265
Later years	10,564	80,030
Total future minimum lease payments	¥ 50,581	$383,189

(20) Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments

The fair values of Canon's marketable securities and investments are based on quoted market prices.

Noncurrent receivables and restricted funds

The fair values of Canon's noncurrent receivables and restricted funds are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2001 and 2000 totaled ¥21,125 million ($160,038 thousand) and ¥27,626 million, respectively, which approximate fair values.

Long-term debt

The fair values of Canon's long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon's current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Canon's financial instruments at December 31, 2001 and 2000 are summarized as follows:

	Millions of yen				Thousands of U.S. dollars	
	2001		2000		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Nonderivatives:						
Assets:						
Marketable securities and Investments	¥ 38,061	38,061	88,197	88,197	$ 288,341	288,341
Liabilities:						
Long-term debt, including current installments	(149,274)	(189,577)	(181,420)	(225,188)	(1,130,864)	(1,436,189)
Derivatives relating to:						
Trade receivables and anticipated sales transactions:						
Assets	493	493	293	293	3,735	3,735
Liabilities	(13,593)	(13,593)	(22,486)	(20,220)	(102,977)	(102,977)
Long-term debt, including current installments:						
Interest rate swaps:						
Assets	575	575	349	1,384	4,356	4,356
Liabilities	(1,463)	(1,463)	(49)	(584)	(11,083)	(11,083)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(21) Supplementary Expense Information

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Research and development	¥218,616	194,552	177,922	$1,656,182
Depreciation of property, plant and equipment	147,286	144,043	155,682	1,115,803
Rent	47,558	42,963	48,236	360,288
Advertising	66,837	67,840	67,544	506,341
Exchange losses	14,801	20,195	3,387	112,129

KPMG

The Board of Directors and Stockholders
Canon Inc.:

We have audited the accompanying consolidated balance sheets (expressed in yen) of Canon Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are currently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 of the notes to the consolidated financial statements, Canon Inc. and subsidiaries changed their method of accounting for derivative instruments and hedging activities in the year beginning January 1, 2001.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 of the notes to consolidated financial statements.

KPMG

Tokyo, Japan
January 30, 2002

MAJOR CONSOLIDATED SUBSIDIARIES

(As of December 31, 2001)

MANUFACTURING

Canon Electronics Inc.
Canon Aptex Inc.
Copyer Co., Ltd.
Canon N.T.C., Inc.
Canon Components, Inc.
Nisca Corporation
Canon Chemicals Inc.
Canon Precision Inc.
Oita Canon Inc.
Nagahama Canon Inc.
Oita Canon Materials Inc.
Optron, Inc.
Canon Virginia, Inc.
South Tech, Inc.
Custom Integrated Technology, Inc.
Industrial Resource Technologies, Inc.
Canon Business Machines, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.
Canon Inc., Taiwan
Canon Opto (Malaysia) Sdn. Bhd.
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Tianjin Canon Co., Ltd.
Guang-Dong United Optical Instrument Co., Ltd.
Canon Hi-Tech (Thailand) Ltd.
Canon Engineering (Thailand) Ltd.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Engineering Singapore Pte. Ltd.
Canon Engineering Hong Kong Co., Ltd.
Canon Vietnam Co., Ltd.
Canon (Suzhou) Inc.
Canon Zhongshan Business Machines Co., Ltd.

RESEARCH & DEVELOPMENT

Canon Development Americas, Inc.
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.
Canon Information Systems Research Australia Pty. Ltd.
Beijing Pecan Information System Co., Ltd.

MARKETING & OTHER

Canon Sales Co., Inc.
Canon System and Support Inc.
Canon Software Inc.
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Mexicana, S. de R.L. de C.V.
Canon Latin America, Inc.
Canon do Brasil Indústria e Comércio Limitada
Canon Chile, S.A.
Canon Panama, S.A.
Canon Argentina, S.A.
Canon Business Solution – Central, Inc.
Canon Business Solution – West, Inc.
Canon Business Solution – Southeast, Inc.
Canon Business Solution – Northeast, Inc.
Canon Financial Services, Inc.
Canon Information Technology Service, Inc.
Canon Europa N.V.
Canon Europe Ltd.
Canon U.K. Ltd.
Canon Deutschland GmbH
Canon France S.A.
Canon Communication & Image France S.A.
Canon Italia S.p.A.
Canon España S.A.
Canon S.A.
Canon Nederland N.V.
Canon Belgium N.V./S.A.
Canon (Schweiz) AG
Canon Gesellschaft m.b.H.
Canon Svenska AB
Canon Oy
Canon North-East Oy
Canon Norge A.S.
CEE Canon East Europe Vertriebsgesellschaft m.b.H.
Canon Systems Management Europe Ltd.
Canon Australia Pty. Ltd.
Canon New Zealand Ltd.
Canon Finance Australia Ltd.
Canon Finance New Zealand Ltd.
Canon Singapore Pte. Ltd.
Canon Hongkong Co., Ltd.
Canon (China) Co., Ltd.
Canon Marketing (Singapore) Pte. Ltd.
Canon Marketing (Malaysia) Sdn. Bhd.
Canon Marketing (Thailand) Co., Ltd.
Canon Marketing (Hong Kong) Co., Ltd.
Canon Semiconductor Engineering Korea Inc.
Canon Semiconductor Equipment Taiwan Inc.

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of December 31, 2001)

President & CEO
Fujio Mitarai

Senior Managing Directors
Ichiro Endo
Yukio Yamashita
Toshizo Tanaka

Managing Directors
Takashi Saito
Yusuke Emura
Kinya Uchida
Akira Tajima
Nobuyoshi Tanaka
Tsuneji Uchida
Junji Ichikawa
Hajime Tsuruoka

Directors
Toru Takahashi
Muneo Adachi
Teruomi Takahashi
Hironori Yamamoto
Akiyoshi Moroe
Kunio Watanabe
Ikuo Soma
Yoroku Adachi
Yasuo Mitsuhashi

Corporate Auditors
Kohtaro Miyagi
Masaharu Aono
Tadashi Ohe
Tetsuo Yoshizawa

TRANSFER OFFICE AND REGISTRARS

Canon Inc.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
146-8501, Japan

Transfer Office for Common Stock in Japan
Mizuho Trust & Banking Co., Ltd.
5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
100-8240, Japan

Depositary and Agent with Respect to American Depositary Receipts for Common Shares
Morgan Guaranty Trust Company of New York
60 Wall Street, New York, N.Y. 10260-0060,
U.S.A.

Depositaries and Agents with Respect to Global Bearer Certificates for Common Shares
Deutsche Börse Clearing AG Börsenplatz 7-11
60313 Frankfurt am Main, Germany
Deutsche Bank AG, U+I/Emissionsfolgegeschäfte,
Taunusanlage12, 60325 Frankfurt am Main,
Germany

SHAREHOLDERS' INFORMATION

Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt stock exchanges

American Depositary Receipts (ADRs) are traded on the New York Stock Exchange.

Shareholders' annual general meeting:
March 28, 2002, in Tokyo

Other information:
For publications or information, please contact the Corporate Communications Headquarters, Canon Inc., Tokyo, or access Canon's Website at
www.canon.com

This publication was printed on 70% recycled paper by an ISO 14001-accredited printer. The inks used, containing neither VOCs (volatile organic compounds) nor mineral oils, excel in decomposition and de-inking.

PUB. BEP011 0402SZ20035 Printed in Japan

Canon
CANON INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan